Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

PARKWAY, INC.,

REAL ESTATE HOUSTON US TRUST,

REAL ESTATE HOUSTON US LLC,

PARKWAY PROPERTIES LP

and

REAL ESTATE HOUSTON US LP

Dated as of June 29, 2017

TABLE OF CONTENTS

		Page
ARTICLE I

	The Mergers; Closing; Effective Times

1.1.	The Mergers	3

1.2.	Closing of the Mergers	3

1.3.	Effective Times	4

1.4.	Tax Consequences	4

ARTICLE II

	Governing Documents

2.1.	Charter and Bylaws of the Surviving Company	5

2.2.	Limited Partnership Agreement and Certificate of Limited Partnership of the Surviving Partnership	5

ARTICLE III

	Managing Member, General Partner and Officers of the Surviving Entities

3.1.	Directors of the Surviving Company	6

3.2.	Officers of the Surviving Company	6

3.3.	General Partner of the Surviving Partnership	6

ARTICLE IV

	Merger Consideration; Company Stock; Partnership Common Units

4.1.	Effect of the Company Merger	6

4.2.	Redemption of Company Preferred Shares	7

4.3.	Effect of the Partnership Merger	8

4.4.	Exchange of Certificates; Paying Agent	10

4.5.	Exchange Procedures	11

4.6.	Withholding Rights	14

4.7.	Dissenters’ Rights	14

4.8.	Adjustment of Company Common Share Merger Consideration, Partnership Merger Consideration or New Partnership Preferred Units	14

4.9.	Treatment of Equity Awards	14

-i-

ARTICLE V

	Representations and Warranties

5.1.	Representations and Warranties of the Company	17

5.2.	Representations and Warranties of Parent, Merger Partnership and Merger Sub	49

ARTICLE VI

Covenants

6.1.	Interim Operations	52

6.2.	Acquisition Proposals	59

6.3.	Proxy Filing; Information Supplied	64

6.4.	Stockholders Meeting	65

6.5.	Cooperation and Approvals	66

6.6.	Access and Reports	69

6.7.	Stock Exchange Delisting	70

6.8.	Publicity	70

6.9.	Employee Benefits	70

6.10.	Expenses	72

6.11.	Indemnification; Directors’ and Officers’ Insurance	72

6.12.	Other Actions by the Company	75

6.13.	Transaction Litigation	75

6.14.	Restrictions on Dividends; Pre-Closing Dividend	76

6.15.	Taxes	77

6.16.	Syndication	78

6.17.	Pre-Closing Restructuring	80

ARTICLE VII

Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	81

7.2.	Conditions to Obligations of Parent, Merger Sub and Merger Partnership	81

7.3.	Conditions to Obligation of the Company and the Partnership	83

ARTICLE VIII

	Termination

8.1.	Termination by Mutual Consent	83

8.2.	Termination by Either Parent or the Company	83

8.3.	Termination by the Company	84

8.4.	Termination by Parent	85

8.5.	Effect of Termination and Abandonment	85

-ii-

ARTICLE IX

Miscellaneous and General

9.1.	Survival	87

9.2.	Modification or Amendment	88

9.3.	Waiver of Conditions	88

9.4.	Counterparts	88

9.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	88

9.6.	Notices	90

9.7.	Entire Agreement	91

9.8.	No Third Party Beneficiaries	92

9.9.	Obligations of Parent and of the Company	92

9.10.	Transfer Taxes	92

9.11.	Definitions	92

9.12.	Severability	92

9.13.	Interpretation; Construction	93

9.14.	Assignment	93

Annex A	Defined Terms	A-1

-iii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of June 29, 2017, is by and among PARKWAY, INC., a Maryland corporation (the “Company”), REAL ESTATE HOUSTON US TRUST, a Delaware statutory trust and a wholly-owned subsidiary of CPPIB (as defined below) (“Parent”), REAL ESTATE HOUSTON US LLC, a member managed Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”), PARKWAY PROPERTIES LP, a Delaware limited partnership (the “Partnership”), and REAL ESTATE HOUSTON US LP, a Delaware limited partnership and an indirect wholly-owned subsidiary of Parent (“Merger Partnership”). Parent, Merger Sub, Merger Partnership, the Company and the Partnership are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties wish to effect a business combination through a merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Company Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the Parties also wish to effect a merger of Merger Partnership with and into the Partnership, with the Partnership being the surviving entity, immediately following the consummation of the Company Merger (the “Partnership Merger” and, together with the Company Merger, the “Mergers”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (“DRULPA”);

WHEREAS, Parkway Properties General Partners, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Partnership GP”), is the sole general partner of the Partnership;

WHEREAS, as of the date of this Agreement, the Company owns, directly and through the Partnership GP, approximately 95.8% of the partnership common units representing limited partner interests in the Partnership (“Partnership Common Units”), as well as all of the Series A partnership preferred units representing limited partner interests in the Partnership (the “Partnership Series A Preferred Units”);

WHEREAS, the managing trustee of Parent, the board of directors of the Company (the “Company Board”) and Parent in its capacity as the sole member of Merger Sub have declared advisable and approved this Agreement and the Company Merger on the terms and subject to the conditions set forth herein, and the Company Board has directed that the Company Merger be submitted for consideration at a meeting of the Company’s stockholders;

WHEREAS, Partnership GP, in its capacity as the sole general partner of the Partnership, and the Company, in its capacity as the holder of a percentage interest in the Partnership greater than 66 2/3% of the aggregate percentage interest of all partners in the Partnership, have declared advisable and approved this Agreement and each of the Mergers on the terms and subject to the conditions set forth herein;

WHEREAS, Parent, in its capacity as the sole general partner of Merger Partnership, and Merger Sub, in its capacity as the sole limited partner of Merger Partnership, have declared advisable and approved this Agreement and the Partnership Merger on the terms and subject to the conditions set forth herein;

WHEREAS, the holders of Partnership Common Units other than the Company or any subsidiary of the Company (the “Minority Limited Partners”) may elect to receive in the Partnership Merger, on the terms and conditions specified herein, in exchange for Partnership Common Units, New Partnership Preferred Units (as defined below) in the Surviving Partnership (as defined below) (each such Minority Limited Partner, a “Roll-Over Limited Partner”) in an amount described in Section 4.3(a)). In the Partnership Merger, any Partnership Common Units held by any Minority Limited Partners not making the foregoing election will be converted into the right to receive cash per Partnership Common Unit (each such Minority Limited Partner, a “Cash-Out Limited Partner”) in an amount as described in Section 4.3(a); and

WHEREAS, concurrently with the execution and delivery of this Agreement, TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC (collectively, “TPG”), Parent, Merger Sub and the Company are entering into an agreement (the “Voting and Support Agreement”) in the form attached hereto as Exhibit A, pursuant to which, among other things, TPG agrees to take certain actions to support the consummation of the Mergers and the other transactions contemplated by this Agreement, including voting any Company Common Shares (as defined below) held by TPG in favor of the Company Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent has delivered to the Company a true and complete copy of the Equity Commitment Letter (as defined in Section 5.2(e)(ii)) of Canada Pension Plan Investment Board, a Canadian Crown corporation (“CPPIB”), dated as of the date of this Agreement, pursuant to which CPPIB has, among other things, and subject to the terms and conditions thereof, committed to invest (or cause to be invested) in the equity capital of Parent in the amount at least necessary to satisfy the obligations of Parent, Merger Sub and Merger Partnership hereunder in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement; and

WHEREAS, the Company, the Partnership, Parent, Merger Sub and Merger Partnership desire to make certain representations, warranties, covenants and agreements in connection with the Mergers as set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Mergers; Closing; Effective Times

1.1.    The Mergers.

(a)    The Company Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL and the DLLCA, at the Company Merger Effective Time (as defined in Section 1.3(a)), Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Company Merger (the Company, as the surviving entity in the Company Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Company Merger, the Surviving Company will be an indirect subsidiary of Parent. The Company Merger shall have the effects specified in the MGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, the Surviving Company will possess all of the rights, privileges, immunities, powers and franchises of the Company and Merger Sub and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub will become the claims, obligations, liabilities, debts and duties of the Surviving Company. Simultaneously with the Company Merger, the Surviving Company shall be admitted as the limited partner of the Merger Partnership.

(b)    The Partnership Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DRULPA, at the Partnership Merger Effective Time (as defined in Section 1.3(b)), Merger Partnership shall be merged with and into the Partnership, whereupon the separate existence of Merger Partnership will cease, with the Partnership surviving the Partnership Merger (the Partnership, as the surviving entity in the Partnership Merger, sometimes being referred to herein as the “Surviving Partnership”), such that following the Partnership Merger, the Surviving Partnership will be a subsidiary of the Surviving Company. The Partnership Merger shall have the effects specified in the DRULPA. Without limiting the generality of the foregoing and subject thereto, the Surviving Partnership will possess all of the rights, privileges, immunities, powers and franchises of Merger Partnership and the Partnership and all of the claims, obligations, liabilities, debts and duties of Merger Partnership and the Partnership will become the claims, obligations, liabilities, debts and duties of the Surviving Partnership.

1.2.    Closing of the Mergers. Unless otherwise mutually agreed in writing between the Parties, the closing for the Mergers (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, on the third business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided that, notwithstanding the satisfaction or waiver of the closing conditions described in ARTICLE VII, the Closing Date shall be a business day no earlier than 2 (two) days following the payment of the Pre-Closing Dividend (as defined in Section 6.14). For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York or Toronto.

1.3.    Effective Times.

(a)    Company Merger Effective Time. On the Closing Date, the Company and Merger Sub will (i) duly execute and file articles of merger (the “Maryland Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL, (ii) cause a certificate of merger (the “Delaware Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “DSOS”) in accordance with the DLLCA, and (iii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL or the DLLCA in connection with the Company Merger. The Company Merger shall become effective upon the later of such time as the Maryland Articles of Merger have been accepted for record by the SDAT or the Delaware Certificate of Merger has been duly filed with the DSOS, or such later date and time as shall be mutually agreed to by the Parties in writing and specified in the Maryland Articles of Merger and the Delaware Certificate of Merger (the “Company Merger Effective Time”). The Parties shall cause the Company Merger Effective Time to occur immediately prior to the Partnership Merger Effective Time.

(b)    Partnership Merger Effective Time. On the Closing Date and immediately following the Company Merger Effective Time, the Company will cause Partnership GP to (i) cause a certificate of merger (the “Partnership Certificate of Merger”) to be executed, acknowledged and filed with the DSOS in accordance with the DRULPA, and (ii) make any other filings, recordings or publications required to be made by Partnership GP or the Partnership under the DRULPA in connection with the Partnership Merger. The Partnership Merger shall become effective after the Company Merger Effective Time upon such time as the Partnership Certificate of Merger has been duly filed with the DSOS, or such later date and time as shall be mutually agreed to by the Parties in writing and specified in the Partnership Certificate of Merger (the “Partnership Merger Effective Time”).

1.4.    Tax Consequences. The Parties intend that, for U.S. federal and applicable state income tax purposes, (a) the Company Merger shall be treated as a taxable sale by the Company stockholders of the Company Common Shares in exchange for the Per Share Merger Consideration, and (b) the Partnership Merger shall be treated as (i) the sale of the Partnership Common Units by the Cash-Out Limited Partners to the Surviving Company, and (ii) the contribution of Partnership Common Units by the Roll-Over Limited Partner in the Partnership in exchange for new partnership preferred units of the Surviving Partnership (each, a “New Partnership Preferred Unit”). The Parties hereto agree not to take any position on any tax return that is inconsistent with the foregoing for all U.S. federal, and, if applicable, state and local tax purposes.

ARTICLE II

Governing Documents

2.1.    Charter and Bylaws of the Surviving Company. The charter of the Company as in effect immediately prior to the Company Merger Effective Time shall be the charter of the Surviving Company immediately following the Company Merger Effective Time (the “Charter”), until thereafter amended in accordance with the provisions thereof and applicable Law. The Parties shall take all actions necessary so that the bylaws of the Company in effect immediately prior to the Company Merger Effective Time shall be the bylaws of the Surviving Company (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.

2.2.    Limited Partnership Agreement and Certificate of Limited Partnership of the Surviving Partnership. The Company shall cause Partnership GP, in its capacity as the general partner of the Partnership, to cause the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated February 27, 2013, as amended (the “Partnership Agreement”), to be amended, effective as of the Company Merger Effective Time, to (x) add to such agreement Article 17 in the form of Exhibit B hereto, which shall set forth the terms of the New Partnership Preferred Units and provide that each Person issued a New Partnership Preferred Unit is admitted as a limited partner of the Surviving Partnership, and (y) make such other amendments as shall be requested by Parent in order to: (i) eliminate the parity requirements between units of the Partnership and shares of the Surviving Company, (ii) provide that the Partnership Agreement may be amended by Partnership GP without the consent of any other partner, subject to the voting and consent rights of the holders of New Partnership Preferred Units, as reflected in Exhibit B, and (iii) make such other adjustments as are necessary to reflect the fact that, aside from the New Partnership Preferred Units, the Surviving Partnership will be wholly-owned by the Surviving Company (as so amended, the “Amended Partnership Agreement”). The Parties acknowledge and agree that no such amendments will require the consent of any of the Partnership’s limited partners, other than the Company. The Company agrees to vote any Partnership Common Units and Partnership Series A Preferred Units held directly or indirectly by it in favor of the Amended Partnership Agreement. From and after the Partnership Merger Effective Time, the certificate of limited partnership of the Partnership, as in effect immediately prior to the Partnership Merger Effective Time, shall be the certificate of limited partnership of the Surviving Partnership, until thereafter amended in accordance with the provisions thereof and applicable Law. From and after the Partnership Merger Effective Time, the Amended Partnership Agreement shall be the partnership agreement of the Surviving Partnership, until thereafter amended in accordance with the provisions thereof and applicable Law.

ARTICLE III

Managing Member, General Partner and Officers of the Surviving Entities

3.1.    Directors of the Surviving Company. The Parties shall take all actions necessary so that the directors designated by Merger Sub shall, from and after the Company Merger Effective Time, constitute the directors of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.2.    Officers of the Surviving Company. The officers of the Company immediately prior to the Company Merger Effective Time shall be the initial officers of the Surviving Company from and after the Company Merger Effective Time, until such time as their resignation or removal or such time as their successors shall be duly elected and qualified.

3.3.    General Partner of the Surviving Partnership. Partnership GP, in its capacity as general partner of the Partnership immediately prior to the Partnership Merger Effective Time, shall be the general partner of the Surviving Partnership from and after the Partnership Merger Effective Time.

ARTICLE IV

Merger Consideration; Company Stock; Partnership Common Units

4.1.    Effect of the Company Merger. At the Company Merger Effective Time, as a result of the Company Merger and without any action on the part of Parent, the Company, Merger Sub or any holder of securities of the Company or Merger Sub:

(a)    Company Common Share Merger Consideration. Each share of common stock, par value $0.001 per share, of the Company (each, a “Company Common Share” and, collectively, the “Company Common Shares”) issued and outstanding immediately prior to the Company Merger Effective Time (other than Excluded Shares (as defined below), if any) shall automatically be converted into the right to receive an amount in cash equal to Nineteen Dollars and Five Cents ($19.05), without interest, subject to any applicable withholding Tax (the “Per Share Merger Consideration”). The Per Share Merger Consideration shall be subject to adjustments as contemplated by Section 6.14. The aggregate amount of cash payable as the Per Share Merger Consideration is hereinafter referred to as the “Company Common Share Merger Consideration”. At the Company Merger Effective Time, all of the Company Common Shares (other than Excluded Shares, if any) shall cease to be outstanding, shall automatically be canceled and retired and shall cease to exist, and each holder of a Company

Common Share (other than Excluded Shares, if any) shall cease to have any rights with respect to such Company Common Share, except the right to receive the Per Share Merger Consideration.

(b)    Cancellation of Excluded Shares. Each issued and outstanding Company Common Share that is owned by Parent, Merger Sub, any direct or indirect wholly-owned subsidiary of Parent or Merger Sub or any wholly-owned subsidiary of the Company immediately prior to the Company Merger Effective Time (each, an “Excluded Share” and, collectively, the “Excluded Shares”), if any, shall cease to be outstanding, shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c)    Cancellation of Company Limited Voting Shares. Each share of limited voting stock, par value $0.001 per share, of the Company (each, a “Company Limited Voting Share” and, collectively, the “Company Limited Voting Shares”) issued and outstanding immediately prior to the Company Merger Effective Time shall cease to be outstanding, shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(d)    Merger Sub Membership Units. Each limited liability company interest in Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into one share of Class A common stock, par value $0.001 per share, of the Surviving Company.

4.2.    Redemption of Company Preferred Shares. Immediately prior to the Company Merger Effective Time, the Company shall redeem each share of Series A non-voting preferred stock, par value $0.001 per share, of the Company (each, a “Series A Company Preferred Share” and, collectively, the “Series A Company Preferred Shares”) issued and outstanding at such time for a cash amount equal to One Hundred Thousand Dollars ($100,000), plus an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid thereon to, but not including, the date of the Company Merger Effective Time (the “Per Share Redemption Amount”). Immediately prior to the Company Merger Effective Time, all Series A Company Preferred Shares redeemed pursuant to this Section 4.2 shall be retired and shall be reclassified as authorized and unissued preferred stock of the Company, without designation as to class or series. Immediately prior to the redemption of all Series A Company Preferred Shares pursuant to this Section 4.2, the Company shall cause Partnership GP to cause (i) Parkway Operating Partnership LP, a Delaware limited partnership (the “Operating Partnership”) to redeem each Series A preferred partnership unit in the Operating Partnership issued and outstanding at such time for a cash amount equal to the Per Share Redemption Amount and (ii) immediately thereafter, the Partnership to redeem each Partnership Series A Preferred Unit issued and outstanding at such time for a cash amount equal to the Per Share Redemption Amount.

4.3.    Effect of the Partnership Merger. At the Partnership Merger Effective Time, as a result of the Partnership Merger and without any action on the part of the Partnership, Parent, the Surviving Company, Merger Sub or any holder of securities of the Partnership or Merger Partnership:

(a)    Partnership Merger Consideration. Each Partnership Common Unit held by a Minority Limited Partner issued and outstanding immediately prior to the Partnership Merger Effective Time, subject to the terms and conditions set forth herein, shall be converted into the right to receive an amount in cash equal to the Per Share Merger Consideration, without interest (the “Per Partnership Unit Merger Consideration”); provided that, in lieu of receiving the Per Partnership Unit Merger Consideration, if but only if (x) the holder of such Partnership Common Unit has effectively made and not revoked a valid election pursuant to Section 4.3(b) to receive a New Partnership Preferred Unit in respect thereof, and (y) the issuance of such New Partnership Preferred Unit would be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws, then each Partnership Common Unit of such holder shall be converted into the right to receive one fully paid New Partnership Preferred Unit, without interest. The aggregate amount of cash payable as the Per Partnership Unit Merger Consideration and such New Partnership Preferred Units issued pursuant to this Section 4.3(a) are hereinafter referred to as the “Partnership Merger Consideration” and, together with the Company Common Share Merger Consideration, the “Merger Consideration”.

(b)    Unit Election. Subject to Section 4.3(b)(iv) and in accordance with Section 4.3(a), each eligible holder of Partnership Common Units shall be entitled, with respect to all, but not less than all, of such holder’s Partnership Common Units, to make an unconditional election, on or prior to the Election Date, to receive in the Partnership Merger, in lieu of the Per Partnership Unit Merger Consideration for each such Partnership Common Unit to which such holder would otherwise be entitled in accordance with Section 4.3(a), New Partnership Preferred Units (a “Unit Election”) as follows:

(i)    Merger Partnership shall prepare and deliver to the Partnership, as promptly as practicable following the date the Proxy Statement is mailed to the stockholders of the Company and, in any event, not later than five (5) business days after the date on which the Proxy Statement is mailed to the stockholders of the Company, and the Partnership shall mail to the eligible holders of Partnership Common Units, a form of election, which form shall be subject to the reasonable review and approval of the Company (the “Form of Election”). The Form of Election may be used by each eligible holder of Partnership Common Units to designate such holder’s election to convert all, but not less than all, of the Partnership Common Units held by such holder into New Partnership Preferred Units in the Partnership Merger. Any such holder’s election to receive New Partnership Preferred Units shall be deemed to have been properly made only if Parent shall have received at the notices address set forth in Section 9.6, not later than 5:00 p.m., New York City time, on the date that is five (5) business days before the scheduled date of the Stockholder’s Meeting (the “Election Date”), a Form of Election specifying that such holder elects to receive New Partnership Preferred Units and otherwise properly completed and signed. The Form of Election shall state therein the date that constitutes the Election Date.

(ii)    A Form of Election may be revoked by any holder of a Partnership Common Unit only by written notice received by Parent at the address set forth in Section 9.6 prior to 5:00 p.m., New York City time, on the Election Date. In addition, all Forms of Election shall automatically be revoked if the Partnership Merger has been abandoned.

(iii)    The reasonable determination of Parent shall be binding as to whether or not elections to receive New Partnership Preferred Units have been properly made or revoked. If Parent determines that any election to receive New Partnership Preferred Units was not properly made, Parent shall notify such holder of Partnership Common Units of the improper election and provide a reasonable opportunity to such holder to cure the improper election. If, following such reasonable period, the improperly made election remains uncured, the Partnership Common Units with respect to which such election was not properly made shall be converted into Per Partnership Unit Merger Consideration in accordance with Section 4.3(a). Parent may, with the consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), make such rules as are consistent with this Section 4.3(b) for the implementation of elections provided for herein as shall be necessary or desirable to fully effect such elections.

(iv)    Each holder of Partnership Common Units, as a condition to making a Unit Election with respect to such holder’s Partnership Common Units, shall (x) represent to Parent that such holder is an Accredited Investor (as such term is defined under Rule 501 promulgated under the Securities Act) and (y) agree to be bound by the terms of the Amended Partnership Agreement, including, without limitation, the power of attorney granted in Section 2.4 thereof, and (z) comply with any withholding certifications in order to establish that no U.S. tax withholding is required on such transaction.

(v)    The Company and its Subsidiaries (as defined in Section 5.1(a)) agree to reasonably cooperate with Parent in preparing any disclosure statement or other disclosure information to accompany the Form of Election, including information applicable to an offering of securities exempt from registration under the Securities Act pursuant to Rule 506 thereunder, each of which shall be subject to the reasonable approval of the Company.

(vi)    Promptly after the Partnership Merger Effective Time, the Surviving Partnership shall deliver to each holder of Partnership Common Units entitled to receive New Partnership Preferred Units pursuant to the terms of

Sections 4.3(a) and 4.3(b) a notice confirming such holder’s right to receive the New Partnership Preferred Units issuable pursuant hereto in respect of such Partnership Common Units.

(vii)    Each Person that receives New Partnership Preferred Units pursuant to the terms of Sections 4.3(a) and 4.3(b) shall be deemed to have made a capital contribution to the Surviving Partnership and shall automatically be admitted as a limited partner of the Surviving Partnership at the Partnership Merger Effective Time.

(c)    Surviving Partnership Capitalization. Each Partnership Common Unit held by the Surviving Company immediately prior to the Partnership Merger Effective Time shall be unaffected by the Partnership Merger, shall remain outstanding as a Partnership Common Unit of the Surviving Partnership held by the Surviving Company and the Surviving Company shall continue as a limited partner of the Surviving Partnership. The Roll-Over Limited Partners shall own the number of New Partnership Preferred Units issued to them in the Partnership Merger. The general partner interests of the Partnership outstanding immediately prior to the Partnership Merger Effective Time and owned by Partnership GP shall remain outstanding as general partner interests of the Surviving Partnership, entitling Partnership GP to such rights, duties and obligations as are more fully set forth in the Amended Partnership Agreement. The Surviving Partnership shall be continued without dissolution following the Partnership Merger.

(d)    Partnership Interests in Merger Partnership. Each partnership interest in Merger Partnership shall automatically be cancelled and cease to exist, the holders thereof shall cease to have any rights with respect thereto, and no payment shall be made with respect thereto.

4.4.    Exchange of Certificates; Paying Agent.

(a)    Paying Agent. Prior to the Company Merger Effective Time, Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as Paying Agent (the “Paying Agent”) for (i) the payment or exchange in accordance with this ARTICLE IV of the Merger Consideration (other than any New Partnership Preferred Units to be issued in accordance with ARTICLE IV pursuant to the Unit Election) and (ii) if Parent wishes the Paying Agent to so act, in Parent’s discretion, the exchange of Partnership Common Units for New Partnership Preferred Units in accordance with this ARTICLE IV pursuant to the Unit Election (the cash portion of the Merger Consideration and, if so elected by Parent, any such New Partnership Preferred Units being referred to herein as the “Exchange Fund”). On or before the Company Merger Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent the Exchange Fund for the benefit of the holders of Company Common Shares, Cash-Out Limited Partners and Roll-Over Limited Partners, as applicable; provided that the aggregate amount of the Company Option Payments, the Company RSU Payments and the Company

PSU Payments shall be deposited with the Payroll Company in accordance with Section 4.9(d). The Company shall have the opportunity prior to the Company Merger Effective Time to review an account balance of the Exchange Fund to confirm that Parent, Merger Sub and Merger Partnership have sufficient funds for the Closing. The Paying Agent shall make payments of the Company Common Share Merger Consideration and the Partnership Merger Consideration out of the Exchange Fund in accordance with this Agreement and the Articles of Merger. The Company shall cooperate with Parent and the Paying Agent to facilitate an orderly transfer of funds. The Exchange Fund shall not be used for any other purpose. Any and all interest earned on cash deposited in the Exchange Fund shall be paid to the Surviving Company.

(b)    Share and Unit Transfer Books. On the Closing Date, the share transfer books of the Company and the unit transfer books of the Partnership shall be closed and thereafter there shall be no further registration of transfers of the Company Common Shares or Partnership Common Units. From and after the Closing Date, the holders of certificates representing Partnership Common Units (each such certificate, a “Certificate”) or any book-entry shares representing Company Common Shares (“Book Entry Shares”), in each case, outstanding immediately prior to the Company Merger Effective Time or Partnership Merger Effective Time, as applicable, shall cease to have rights with respect to such shares or units, as applicable, except as otherwise provided for herein. On or after the Closing Date, any Book Entry Shares or Certificates presented to the Paying Agent, the Surviving Company or the Surviving Partnership in accordance with this Agreement shall be exchanged for the Per Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, with respect to the Company Common Shares or Partnership Common Units formerly represented thereby.

4.5.    Exchange Procedures.

(a)    Procedure.

(i)    As soon as possible after the Closing Date (but in any event within five (5) business days), Parent and the Surviving Company shall cause the Paying Agent to pay, by mail or by wire transfer, to each holder of Book Entry Shares as of immediately prior to the Company Merger Effective Time the Per Share Merger Consideration for each Company Common Share formerly represented by such Book Entry Shares, automatically without any action on the part of such holder or delivery of any certificate, letter of transmittal or other evidence to the Paying Agent, and upon payment thereof such Book Entry Shares shall be forthwith cancelled and have no further force or effect.

(ii)    As soon as possible after the Closing Date (but in any event within five (5) business days), the Surviving Company shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates that, immediately prior to the Partnership Merger Effective Time, represented Partnership Common Units whose units were converted into the right to receive or be exchanged for the Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, pursuant to Section 4.3: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass to the Paying Agent, only upon delivery of the Certificates to the Paying Agent, and which letter shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, to which the holder thereof is entitled. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Parent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, payable in respect of the Partnership Common Units, as applicable, previously represented by such Certificate pursuant to the provisions of this ARTICLE IV, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Partnership Common Units to a Person that is not registered in the transfer records of the Partnership, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable.

(iii)    Each Certificate and each Book Entry Share shall be deemed at any time after the Closing Date to represent only the right to receive (with respect to each Certificate, upon surrender thereof), the Per Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, as contemplated by this Article IV. No interest shall be paid or accrue on any cash payable hereunder for any Book Entry Share or Certificate.

(b)    No Further Ownership Rights in the Company Common Shares or Partnership Common Units. At the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable, holders of Company Common Shares or Partnership Common Units (that are converted into the right to receive Per Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units) shall cease to be, and shall have no rights as, stockholders of the Company or limited partners of the Partnership other than the right to receive the Per Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, provided under this ARTICLE IV. The Per Share Merger Consideration, Per

Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, paid or delivered for Book Entry Shares representing Company Common Shares or upon the surrender for exchange of Certificates representing Partnership Common Units, in accordance with the terms of this ARTICLE IV, shall be deemed to have been paid or delivered, as the case may be, in full satisfaction of all rights and privileges pertaining to the Company Common Shares or Partnership Common Units represented thereby or exchanged therefor.

(c)    Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book Entry Shares for twelve (12) months after the Closing Date, shall be delivered to the Surviving Company and any holders of Company Common Shares or Partnership Common Units prior to the Company Merger or Partnership Merger, as applicable, who have not theretofore complied with this ARTICLE IV shall thereafter look only to the Surviving Company and only as general creditors thereof for payment of the Per Share Merger Consideration, Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable.

(d)    No Liability. None of Parent, Merger Sub, the Surviving Company, the Partnership, Merger Partnership, the Surviving Partnership, the Company or the Paying Agent, or any employee, officer, trustee, director, agent or Affiliate (as defined in Section 5.1(a)) thereof, shall be liable to any Person in respect of Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of the Certificates or Book Entry Shares immediately prior to the time at which such amounts would otherwise escheat to, or become the property of, any Governmental Entity (as defined in Section 5.1(f)) shall, to the extent permitted by applicable Law (as defined in Section 5.1(m)), become the property of the Surviving Company, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto. For purposes of this Agreement, the term “Person” means a natural person, partnership, corporation, real estate investment trust, limited liability company, business trust, joint stock, company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

(e)    Investment of Exchange Fund. After the Closing Date, the Paying Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Company, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Company. Until the termination of the Exchange Fund pursuant to Section 4.5(c), to the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Surviving Company shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

(f)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the reasonable satisfaction of Parent and the Paying Agent, the Paying Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 4.5(c), the Surviving Company) will issue, in exchange for such lost, stolen or destroyed Certificate, the Per Partnership Unit Merger Consideration or New Partnership Preferred Units, as applicable, payable in respect thereof, pursuant to this Agreement.

4.6.    Withholding Rights. Each of Parent, the Company, the Surviving Company, the Surviving Partnership or the Paying Agent, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment (and, with respect to the Company RSUs and Company PSUs, the vesting of such Company RSUs and Company PSUs) under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by Parent, the Company, the Surviving Company, the Surviving Partnership or the Paying Agent, as applicable, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Company, the Surviving Company, the Surviving Partnership or the Paying Agent, as applicable.

4.7.    Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers.

4.8.    Adjustment of Company Common Share Merger Consideration, Partnership Merger Consideration or New Partnership Preferred Units. In the event that, subsequent to the date of this Agreement but prior to the Company Merger Effective Time or Partnership Merger Effective Time, as applicable, the Company Common Shares or Partnership Common Units issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of the Company or the Partnership, as applicable, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Company Common Share Merger Consideration and the Partnership Merger Consideration; provided, however, that nothing set forth in this Section 4.8 shall be construed to supersede or in any way limit the prohibitions set forth in Section 6.1 hereof.

4.9.    Treatment of Equity Awards.

(a)    Treatment of Options. Except as otherwise agreed between a holder of an outstanding option to purchase Company Common Shares (a

“Company Option”) under the Stock Plan (as defined in Section 5.1(d)(i)) and Parent, at the Company Merger Effective Time, each outstanding Company Option under the Stock Plan, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled in exchange for the right of the holder of such Company Option to receive a lump sum amount in cash equal to (i) the product of (A) the total number of Company Common Shares subject to the Company Option immediately prior to the Company Merger Effective Time, multiplied by (B) the excess, if any, of (x) the sum of the Per Share Merger Consideration plus the per share Pre-Closing Dividend over (y) the exercise price per Company Common Share under such Company Option, less (ii) applicable Taxes required to be withheld with respect to such payment (individually, the “Company Option Payment” and, collectively payable to all holders of Company Options, the “Company Option Payments”). For the avoidance of doubt, any Company Option which has an exercise price per share of Company Common Share that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Company Merger Effective Time in exchange for no consideration or payment.

(b)    Company RSUs. At the Company Merger Effective Time, (i) any vesting conditions applicable to each outstanding time-based restricted stock unit (a “Company RSU”) under the Stock Plan, shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and all restrictions with respect thereto shall, automatically and without any required action on the part of the holder thereof, lapse, and (ii) each Company RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled in exchange for the right of the holder of such Company RSU to receive (without interest) a lump sum amount in cash equal to (A) the product of (x) the number of Company Common Shares subject to such Company RSU immediately prior to the Company Merger Effective Time, multiplied by (y) the Per Share Merger Consideration, plus (B) the value of all dividend equivalents with respect to such Company RSUs, less (C) applicable Taxes required to be withheld with respect to such payment (individually, the “Company RSU Payment” and, collectively payable to all holders of Company RSUs, the “Company RSU Payments”).

(c)    Company PSUs. Except as otherwise agreed between a holder of an outstanding performance-based restricted stock unit (a “Company PSU”) under the Stock Plan and Parent, at the Company Merger Effective Time, (i) any vesting conditions applicable to each Company PSU under the Stock Plan shall, automatically and without any required action on the part of the holder thereof, accelerate based on the greater of (A) deemed achievement of target performance or (B) actual performance (where the applicable performance goals are pro-rated through the Company Merger Effective Time), in each case, in accordance with and not to exceed the maximum number of Company PSUs that may vest based on performance as provided in the applicable Company PSU award agreement, and all restrictions with respect thereto shall, automatically and without any required action on the part of the holder thereof, lapse, and (ii) each Company PSU shall, automatically and without any required action on the part of the holder thereof, be cancelled in exchange for the right of the holder of such Company PSU to receive (without interest) a lump sum amount in cash equal to (A) the product of (x) the number of Company Common Shares subject to such Company PSU immediately prior to the Company Merger Effective Time (after taking into account the vesting in Section 4.9(c)(i)), multiplied by (y) the Per Share Merger Consideration, plus (B) the value of all dividend equivalents with respect to such Company PSUs, less (C) applicable Taxes required to be withheld with respect to such payment (individually, the “Company PSU Payment” and, collectively payable to all holders of Company PSUs, the “Company PSU Payments”).

(d)    Payroll Company. At or before the Company Merger Effective Time, the Company shall remit to or cause to be remitted to the company engaged by the Company from time to time to provide payroll services (the “Payroll Company”), on behalf of the Surviving Company, the aggregate amount of the Company Option Payments, the Company RSU Payments, and the Company PSU Payments (the “Equity Award Payments”) for the benefit of the holders of Company Options, Company RSUs, and Company PSUs, as applicable, payable pursuant to Section 4.9(a), 4.9(b), and 4.9(c). The Surviving Company shall cause the Payroll Company to make the Company Option Payments, the Company RSU Payments, and the Company PSU Payments through the Surviving Company’s payroll system as soon as reasonably practicable (and no later than five (5) business days) following the Company Merger Effective Time to each holder of Company Options, Company RSUs, and Company PSUs, as applicable.

(e)    Employee Stock Purchase Plan. As soon as reasonably practicable following the date of this Agreement and in any event prior to the Company Merger Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company’s board of directors or a committee thereof and, if appropriate, amending the terms of the Company’s Employee Stock Purchase Plan (the “ESPP”)) that may be necessary or required under the ESPP and applicable Laws to (A) ensure that no purchase period shall be authorized or commenced on or after the date of this Agreement, and (B) terminate the ESPP in its entirety at the Company Merger Effective Time with no further rights granted or exercised under the ESPP thereafter.

(f)    Corporate Actions. At or prior to the Company Merger Effective Time, the Company and the Company Board shall adopt any resolutions and take any actions that are reasonably necessary or desirable to (i) effectuate the treatment of the Company Options, Company RSUs and Company PSUs (the “Company Equity Awards”) pursuant to Section 4.9(a), 4.9(b), and 4.9(c); (ii) effectuate the provisions of 4.9(e) and (z) cause the Stock Plans (other than the ESPP) to terminate at or prior to the Company Merger Effective Time. The Company shall take all actions reasonably necessary to ensure that from and after the Company Merger Effective Time neither Parent nor the Surviving Company will be required to deliver Company Common Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards; provided that the Company shall not be deemed to breach the foregoing provision by any contrary actions or agreements between a holder of a Company Option and Parent pursuant to Section 4.9(a) or between a holder of a Company PSU and Parent pursuant to Section 4.9(c).

ARTICLE V

Representations and Warranties

5.1.    Representations and Warranties of the Company. Except as set forth in the Company Reports (as defined in Section 5.1(g)) filed with or furnished to the SEC on or after October 6, 2016, and prior to the date of this Agreement (without giving effect to any amendment or supplement to any such Company Report filed on or after the date of this Agreement and excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company on the date hereof (the “Company Disclosure Letter”) and provided that the disclosure in such Company Reports shall not be deemed to qualify any representation or warranty contained in Section 5.1(d), the Company and the Partnership hereby jointly and severally represent and warrant to Parent, Merger Partnership and Merger Sub that:

(a)    Organization, Good Standing and Qualification. Each of the Company and the Partnership is a legal entity duly organized, validly existing and in good standing under the Laws (as defined in Section 5.1(m)) of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its property and assets and to carry on its business as presently conducted. Each of the Company’s Subsidiaries (other than the Partnership) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, are not reasonably likely to have a Company Material Adverse Effect (as defined below). The Company has made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Section 5.1(a)(i) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business. As used in this Agreement, the term (i) “Subsidiary”

means, with respect to any Person, any other Person of which (aa) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, (bb) a general partner interest or (cc) a managing member interest, is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person (and, for purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise) and (iii) “Company Material Adverse Effect” means any change, event, circumstance, occurrence or state of fact that, individually or in the aggregate with any other change, event, circumstance, occurrence or state of fact, has had or would reasonably be likely to have a material adverse effect on (x) the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole, or (y) the ability of the Company to perform its obligations hereunder or consummate the Mergers before the Termination Date; provided, however, that Company Material Adverse Effect shall not include any change, event, circumstance, occurrence or state of fact arising from:

(A)    the entry into or the announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of any transactions contemplated hereby, including (i) the identity of Parent and its Affiliates and (ii) the impact of any of the foregoing on any relationships with tenants, lenders, suppliers, business partners or employees;

(B)    changes in the economy or capital or financial markets or political or regulatory conditions generally in the United States including changes in interest or exchange rates or commodity prices;

(C)    acts of war, armed hostility or terrorism threatened or underway as of the date of this Agreement;

(D)    changes in legal, regulatory, economic or business conditions generally affecting the principal industry in which the Company and its Subsidiaries operate;

(E)    earthquakes, hurricanes, tornados, floods or other natural disasters or calamities;

(F)    changes in any Law or the United States generally accepted accounting principles (or any interpretation thereof) after the date of this Agreement;

(G)    any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect; and

(H)    a change in the price or trading volume of the Company Common Shares on the New York Stock Exchange (the “NYSE”), provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect;

provided, further, that, with respect to clauses (B), (C), (D), (E) and (F), such change, event, circumstance, occurrence or state of fact does not disproportionately adversely affect the Company and its Subsidiaries compared to other companies of similar size operating in the principal industry in which the Company and its Subsidiaries operate; provided, further, however, that with respect to any references to Company Material Adverse Effect in the representations and warranties set forth in Section 5.1(f), the exceptions set forth in clause (A) of this definition shall not apply.

(b)    RESERVED

(c)    Except as set forth in Section 5.1(c) of the Company Disclosure Letter, the Company has not exempted any “Person” from any “Common Stock Ownership Limit” or “Preferred Stock Ownership Limit” or established or increased an “Excepted Common Stock Holder Limit” or “Preferred Common Stock Holder Limit,” (collectively, an “Excepted Holder Limit”) as such terms are defined in the Articles of Amendment and Restatement of the Company (the “Company Charter”), which exemption or Excepted Holder Limit is currently in effect.

(d)    Capital Structure.

(i)    (A) The authorized capital stock of the Company consists of 250,000,000 shares of stock, consisting of 200,000,000 Company Common Shares, of which 49,220,914 Company Common Shares were outstanding as of the close of business on June 29, 2017; 50 Series A Company Preferred Shares, of which 50 Series A Company Preferred Shares were outstanding as of the close of business on June 29, 2017; 48,999,950 shares of preferred stock, $.001 par value per share, of which there were no shares outstanding as of the close of business on June 29, 2017; and 1,000,000 Company Limited Voting Shares, of which 858,417 Company Limited Voting Shares were outstanding as of the close of business on June 29, 2017. All of the outstanding shares of capital stock of the Company have been duly authorized and are validly issued, fully paid and nonassessable.

No Subsidiary of the Company owns any shares of capital stock of the Company. Except as set forth above, the Company does not have any shares of capital stock or other voting securities issued or outstanding. Other than 6,002,596 Company Common Shares reserved for issuance under the Company’s 2016 Omnibus Equity Incentive Plan (the “Stock Plan”) and 200,000 Company Common Shares reserved for issuance under the ESPP, the Company has no shares of capital stock reserved for issuance. Section 5.1(d)(i) of the Company Disclosure Letter sets forth a correct and complete list of all outstanding Company Equity Awards as of June 29, 2017 setting forth the number of Company Common Shares subject to each Company Equity Award and the holder, grant date, vesting schedule and, where applicable, exercise price. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. (B) Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries owned directly or indirectly by the Company is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”), except Permitted Liens. Upon any issuance of any Company Common Shares in accordance with the terms of the Stock Plan and the ESPP, such Company Common Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. The Company does not have a “poison pill” or similar stockholder rights plan. The Company is not an “investment company”, as such term is defined in the Investment Company Act of 1940.

“Permitted Liens” means (i) Liens for Taxes not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company or the Partnership (if such reserves are required pursuant to U.S. generally accepted accounting principles (“GAAP”)), (ii) with respect to real property, any title exception disclosed in the Company Title Insurance Policies (as defined herein) made available to Parent prior to the date hereof (whether material or immaterial), (iii) with respect to real property, the rights of tenants under the Company Leases (as defined herein), as tenants only, without any right of first refusal to purchase the respective property of the Company, right of first offer to purchase the respective property of the Company, or purchase option, (iv) with respect to real property, any other Lien which does not, individually or in the aggregate, interfere materially with the continued use and operation of such property (assuming its continued use and operation in the manner in which it is currently used and operated) or materially adversely affect the value or marketability of such property, (v) inchoate materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens arising in the usual, regular and ordinary course and not past due and payable or the payment of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company or the Partnership (if such reserves are required pursuant to GAAP), and (vi) mortgages and deeds of trust which secure the mortgage loans disclosed to Parent in Section 5.1(k)(i) of the Company Disclosure Letter.

(ii)    Section 5.1(d)(ii) of the Company Disclosure Letter sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary (held directly or through any other Subsidiaries), as well as the ownership interest of any other Person or Persons (other than a Subsidiary) in each such Subsidiary, and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person that is not a Subsidiary, other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company.

(iii)    As of the date of this Agreement, the Partnership has outstanding 23,789,545 Partnership Common Units, each of which is redeemable in exchange for one Company Common Share as of the date of this Agreement, subject to the terms and conditions of the Partnership Agreement. Partnership GP is the sole general partner of the Partnership and as of the date of this Agreement, owns the general partnership interest and approximately 0.01% of the Partnership Common Units. The Company is a limited partner of the Partnership and owns approximately 96.2% of the Partnership Common Units as well as 100% of the Partnership Series A Preferred Units. There are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Partnership to issue, transfer or sell any partnership interests of the Partnership or any securities convertible into or exchangeable for any partnership interests of the Partnership. Except as set forth above, the Partnership does not have any partnership interests or other equity securities issued or outstanding. There are no outstanding contractual obligations of the Partnership to repurchase, redeem or otherwise acquire any partnership interests of the Partnership or any securities convertible into or exchangeable for any partnership interests of the Partnership.

(iv)    Section 5.1(d)(iv) of the Company Disclosure Letter sets forth a list of all other holders of the Partnership Common Units, such holder’s most recent address and the exact number and type (e.g., general or limited) of

Partnership Common Units held. The partnership interests owned by the Company are subject only to the restrictions on transfer set forth in the Partnership Agreement, and those imposed by applicable securities laws.

(v)    Except as set forth on Schedule 5.1(d)(v) of the Company Disclosure Letter, all dividends or other distributions on the Company Common Shares, the Series A Company Preferred Shares, the Partnership Common Units and the Partnership Series A Preferred Units and any dividends or other distributions on any securities of any of the Company’s Subsidiaries that have been authorized or declared prior to the date of this Agreement have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable and except to the extent attributable to dividend equivalents with respect to Company RSUs and Company PSUs).

(e)    Corporate Authority; Approval and Fairness.

(i)    The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to the affirmative approval of the Company Merger and the transactions contemplated by this Agreement by a majority of the votes entitled to be cast by the holders of outstanding Company Common Shares and Company Limited Voting Shares, voting together as a single class (the “Requisite Company Vote”), to perform its obligations under this Agreement and to consummate the Company Merger and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub and Merger Partnership, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The Requisite Company Vote is the only vote of the holders of any class or series of stock or other equity interests of the Company or any of its Subsidiaries necessary to adopt this Agreement and approve the Company Merger and the other transactions contemplated by this Agreement, other than the Partnership Approval and the Operating Partnership Approval (each as defined in Section 5.1(e)(iii)), each of which has already been obtained.

(ii)    The Company Board has (A) duly and validly authorized the execution and delivery of this Agreement, (B) unanimously declared the Company Merger and the other transactions contemplated by this Agreement advisable, (C) taken all corporate actions required to be taken by the Company Board for the consummation of the Company Merger and the other transactions contemplated by this Agreement, (D) directed that the Company Merger be submitted to the stockholders of the Company for their consideration to the extent required by Law and the Company Charter, (E) resolved to recommend to the stockholders of the Company that they vote in favor of the Company Merger (the “Company Recommendation”), and (F) received the opinion of its financial advisor, HFF Securities L.P., to the effect that the Merger Consideration is fair from a financial point of view, as of the date of such opinion, to such holders (other than Parent and its Subsidiaries) of Company Common Shares and Partnership Common Units, a copy of which opinion has been delivered to Parent. It is understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub.

(iii)    The Partnership has all necessary partnership power and authority to execute and deliver this Agreement and to consummate the Partnership Merger and the other transactions contemplated by this Agreement. This Agreement has been authorized by, and the consummation of the Company Merger, the Partnership Merger and the other transactions contemplated by this Agreement have been approved by, (A) (a) Partnership GP, in its capacity as general partner of the Partnership, and (b) the Company, in its capacity as a partner in the Partnership holding a percentage interest greater than 66 2/3 % of the aggregate percentage interests of all partners in the Partnership, as required by Section 11.2 of the Partnership Agreement (the “Partnership Approval”), and (B) (a) Partnership GP, in its capacity as general partner of the Operating Partnership, and (b) the Company and the Partnership, each in its capacity as a partner in the Operating Partnership, holding together a percentage interest in the Operating Partnership sufficient to meet the requirements of Section 11.2 of the Amended and Restated Agreement of Limited Partnership of Operating Partnership, dated as of October 6, 2016, as amended (the “Operating Partnership LP Agreement”) (the “Operating Partnership Approval”). No other partnership proceedings on the part of the Partnership are necessary to authorize this Agreement or to consummate the Partnership Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Partnership and, assuming due authorization, execution and delivery hereof by each of Parent, Merger Sub and Merger Partnership, constitutes a valid, legal and binding agreement of the Partnership, enforceable against the Partnership in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(f)    Governmental Filings; No Violations; Certain Contracts.

(i)    Other than (i) the filing and acceptance for record of the Maryland Articles of Merger with the SDAT, (ii) the filing of the Delaware Merger Certificate with the DSOS, (iii) the filing and acceptance for record of the Partnership Certificate of Merger with the DSOS, (iv) compliance with the applicable requirements of the Exchange Act, (v) filings as may be required under the rules and regulations of the New York Stock Exchange, (vi) filings as may be required under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or foreign antitrust, merger control, or competition laws, and (vii) compliance with any applicable federal or state securities or “blue sky” Laws (the “Company Approvals”), no notices, reports or other filings are required to be made by the Company, the Partnership or the Operating Partnership with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company, the Partnership or the Operating Partnership from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the Partnership and the consummation of the Mergers and the other transactions contemplated hereby, except those that the failure to make or obtain are not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(ii)    The execution, delivery and performance of this Agreement by the Company and the Partnership do not, and the consummation of the Mergers and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the Company Charter or the bylaws of the Company or the comparable governing documents of any of its Subsidiaries, (B) except as set forth on Section 5.1(f)(ii) of the Company Disclosure Letter, with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations or result in the triggering of any payment under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, (C) assuming compliance with the matters referred to in Section 5.1(f)(i), a violation of any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that is not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Section 5.1(f)(ii) of the Company Disclosure Letter sets forth a correct and complete list of Material Contracts (as defined in Section 5.1(n)) pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

(g)    Company Reports; Financial Statements.

(i)    Except as set forth in Section 5.1(g)(i) of the Company Disclosure Letter, the Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since October 6, 2016 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii)    The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company. None of the Subsidiaries is currently subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent all comment letters and all material correspondence between the SEC, on the one hand, and the Company, on the other hand, since October 6, 2016. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company Reports filed or furnished by the Company with the SEC and, as of the date hereof, to the Company’s Knowledge, none of the Company Reports is the subject of ongoing SEC review.

(iii)    The Company has designed and maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (the “Company Audit Committee”) (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and Company Audit Committee any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Applicable Date and (ii) any material communication since the Applicable Date, made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent a summary of all material complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, Company Audit Committee (or other committee designated for the purpose) or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(iv)    Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, changes in equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date of this Agreement, will fairly present the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(h)    Absence of Certain Changes. Except as set forth in Section 5.1(h) of the Company Disclosure Letter, since December 31, 2016, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices and there has not been any Company Material Adverse Effect.

(i)    Litigation and Liabilities. Except as set forth in Section 5.1(i) of the Company Disclosure Letter, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries or (ii) except as reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement and for obligations or liabilities incurred in the ordinary course of business since December 31, 2016, obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that could reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except for those that are not, have not had, or are not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which has had, or is reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(j)    As used in this Agreement, with respect to the Company, the term “Company’s Knowledge” shall mean the actual knowledge, after reasonable investigation, of those persons set forth in Section 5.1(i) of the Company Disclosure Letter.

(k)    Existing Indebtedness.

(i)    There are no material agreements, documents or other instruments evidencing or securing the indebtedness for borrowed money of the Company or any of its Subsidiaries (the “Existing Indebtedness”) other than those agreements, documents or other instruments evidencing and/or securing the indebtedness for borrowed money of the Company or any of its Subsidiaries whether unsecured or secured by the Encumbered Properties, a list of which is set forth in Section 5.1(k)(i) of the Company Disclosure Letter (the “Existing Loan Documents”). The Company has made available to Parent correct and complete copies of all Existing Loan Documents.

(ii)    Section 5.1(k)(ii) of the Company Disclosure Letter lists the outstanding principal balance due in respect of each loan comprising the Existing Indebtedness as of the date indicated thereon. Except as set forth in the Existing Loan Documents, there are no escrows, reserves or deposits or letter of credits held or established in connection with the Existing Indebtedness. The Existing Indebtedness does not encumber any real property other than the Owned Real Properties set forth in Section 5.1(k)(i) of the Company Disclosure Letter (the “Encumbered Properties”).

(iii)    The Existing Loan Documents are in full force and effect in all material respects. Neither the Company nor any of its Subsidiaries is in default in any material respect, nor has it received written notice that it is in default in any material respect, under the Existing Loan Documents that remains uncured or which will not be cured prior to the Closing Date. The Company and each of its Subsidiaries, as to the applicable Encumbered Property, is current in all payments of principal and interest due under each Existing Loan Document applicable to it through the most recent scheduled payment date prior to the date hereof.

(l)    Employee Benefits.

(i)    Section 5.1(l)(i) of the Company Disclosure Letter sets forth an accurate and complete list of each material Benefit Plan. For purposes of this Agreement, “Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (“ERISA Plans”) and any employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, material fringe or other material benefit plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential material liability is borne by the Company or any of its Subsidiaries.

(ii)    With respect to each material Benefit Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (1) the Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (2) a written description of such Benefit Plan if such plan is not set forth in a written document,

(3) the most recently prepared actuarial report, and (4) all material correspondence to or from any Governmental Entity received in the last three years with respect to such Benefit Plan.

(iii)    With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (1) the most recent summary plan description together with any summaries of all material modifications thereto, (2) the most recent Internal Revenue Service (“IRS”) determination or opinion letter, and (3) the two most recent annual reports (Form 5500 series and all schedules and financial statements attached thereto).

(iv)    (A) Each Benefit Plan is in compliance, in all material respects, with ERISA, the Internal Revenue Code of 1986, as amended (the “Code”) and other applicable Laws, (B) each ERISA Plan that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and to the Company’s Knowledge, there are no circumstances reasonably likely to result in the loss of the qualification of such ERISA Plan under Section 401(a) of the Code, (C) neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject the Company or any Subsidiary to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material, and (D) neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a material tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(v)    During the six-year period ending on the date hereof, neither the Company nor any ERISA Affiliate has contributed (or had any obligation of any sort) to (i) a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code. No Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(vi)    All contributions required to be made under each Benefit Plan, as of the date of this Agreement, have been timely made and all material obligations in respect of each Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement.

(vii)    As of the date of this Agreement, there are no pending or, to the Company’s Knowledge, threatened claims relating to the Benefit Plans or proceedings by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries (other than routine claims for benefits).

(viii)    Except as required by applicable Law or any previously disclosed employment agreement with any executive of the Company, no Benefit Plan provides retiree medical, disability, life insurance or other welfare benefits to any Person. To the extent that the Company or any of its Subsidiaries sponsors such plans, the Company or the applicable Subsidiary has reserved the right to amend, terminate or modify at any time each Benefit Plan that provides retiree medical, disability, life insurance or other welfare benefits to any Person.

(ix)    Except as set forth in Section 5.1(l)(ix) of the Company Disclosure Letter, neither the execution of this Agreement, stockholder adoption of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (A) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment, vesting or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable pursuant to, any of the Benefit Plans, (C) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, the Surviving Company to merge, amend or terminate any of the Benefit Plans, or (D) result in the payment of any amount under Benefit Plans in existence as of the date of this Agreement that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code or result in payments under any of the Benefit Plans that would not be deductible under Section 280G of the Code.

(x)    Neither the Company nor any Subsidiary has any obligation to provide, and no Benefit Plan provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(xi)    No Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of its Subsidiaries who reside or work outside of the United States.

The representations and warranties in this Section 5.1(l)(Employee Benefits) are the sole and exclusive representations and warranties of the Company with respect to the Benefit Plans and employee benefits related matters.

(m)    Compliance with Laws; Licenses. The businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that are not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Company’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which are not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. To the Company’s Knowledge, no material change is required in the Company’s or any of its Subsidiaries’ processes, properties or procedures in connection with any such Laws, and the Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement. The Company and its Subsidiaries each has obtained and is in compliance in all material respects with the terms of all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(n)    Material Contracts and Government Contracts.

(i)    Except for this Agreement, Benefit Plans and Contracts filed as exhibits to the Company Reports, Existing Loan Documents, Company Leases and any Contract that constitutes a Permitted Lien pursuant to clause (ii) or (vi) of the definition of Permitted Lien, and as listed on Section 5.1(n) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company or its Subsidiaries is a party to or bound by any Contract that:

(A)    is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Exchange Act;

(B)    relates to any partnership, joint venture, co-investment or similar agreement involving a sharing of revenues, profits, losses, costs or liabilities with any third parties;

(C)    contains any non-compete or exclusivity provision or otherwise limits or purports to limit in any material respect the ability of the

Company or any of its Subsidiaries (or, after giving effect to the Mergers, Parent or its Subsidiaries) to engage in any line of business in any geographic area, except for any such provision that may be contained in any Company Lease entered into in the ordinary course of business consistent with past practice which is a customary limitation on the ability of the landlord under such Company Lease to lease office or retail space to competitors of the tenant under such Company Lease;

(D)    involves any pending or future disposition of (A) any Owned Real Property or any other real property or (B) except as in the usual, regular and ordinary course of business consistent with past practice, any material personal property;

(E)    involves any pending or future acquisition of (A) any real estate property or (B) except as in the usual, regular and ordinary course of business consistent with past practice, any material personal property;

(F)    involves any merger, consolidation or similar business combination transaction;

(G)    obligates the Company, the Partnership or any of their Subsidiaries to make expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) (i) in excess of $250,000, in any 12-month period, (ii) in excess of $1,000,000, in the aggregate over the term of such Contract, and is not terminable upon ninety (90) days prior written notice, or (iii) in excess of $2,000,000 in the aggregate over the term of such Contract;

(H)    evidences a capitalized lease obligation in excess of $5,000,000 or other indebtedness to any Person, or any guaranty thereof, in excess of $1,000,000;

(I)    evidences any guaranty, suretyship agreement, keepwell agreement or similar obligation in respect of any Person which is not, directly or indirectly, wholly-owned by the Operating Partnership;

(J)    relates to the settlement or proposed settlement of any dispute which involves (x) the issuance of any securities by the Company or any of its Subsidiaries or (y) the payment of any cash or other consideration having a value, in each case, of more than $1,000,000;

(K)    contains a standstill or similar agreement pursuant to which the Company has agreed not to acquire assets or securities of any other Person;

(L)    was entered into with any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Company Common Shares or Partnership Common Units, or any other Person directly or indirectly controlled by any of the foregoing Persons;

(M)    was entered into with any Subsidiary of the Company or any other Person in which the Company holds, directly or indirectly, any ownership interest, other than any Contracts with any Person which is, directly or indirectly, wholly-owned by the Operating Partnership, which relates to the rights of the Company with respect to voting, rights of first offer, rights of first refusal or other similar rights regarding equity interests in such Person; and

(N)    provides for property management services by the Company or any of its Subsidiaries for any property which is not, directly or indirectly, wholly-owned by the Operating Partnership.

Each such Contract described in clauses (A) through (N) above is referred to herein as a “Material Contract”.

(ii)    Neither the Company nor any of its Subsidiaries has (i) any continuing contractual liability for indemnification or otherwise under any agreement relating to the sale of real estate previously owned, whether directly or indirectly, by the Company or any of its Subsidiaries that would reasonably be expected to result in future payments of more than $1,000,000, (ii) any continuing liability to make any reprorations or adjustments to prorations that may previously have been made with respect to any property currently or formerly owned by the Company or any of its Subsidiaries that would reasonably be expected to result in the loss of future payments to, or an obligation to make payments by, the Company or any of its Subsidiaries of more than $1,000,000 or (iii) any continuing contractual liability to pay any additional purchase price for any property of the Company that would reasonably be expected to result in future payments of more than $1,000,000.

(iii)    Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to have a Company Material Adverse Effect. There is no default under any such Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, in each case except as would not, or would not reasonably be expected to have a Company Material Adverse Effect.

(iv)    (A) With respect to each Government Contract (as hereinafter defined), except as would not reasonably be expected to have a Company Material Adverse Effect, (x) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract were complete and correct in all material respects as of their effective date, and the Company and each of its Subsidiaries have complied in all material respects with all such representations and certifications: (y) neither the United States government nor any prime contractor, subcontractor or other Person has notified the Company or any of its Subsidiaries that the Company or any such Subsidiary has breached or violated any material certification, representation, clause, provision or requirement, pertaining to such Government Contract; and (z) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Government Contract.

(B)    Except as would not reasonably be expected to have a Company Material Adverse Effect, (x) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries nor any of their respective personnel is or has been under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract; (y) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States government with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract; and (z) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of their respective personnel has been suspended or debarred from doing business with the United States government or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for United States government contracting.

As used herein, “Government Contract” means any contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract).

(o)    Real Property.

(i)    Section 5.1(o)(i) of the Company Disclosure Letter contains a complete and accurate list of all real property owned or leased (as lessee or sublessee) by the Company and its Subsidiaries (including its headquarters and leases of office space) as of the date of this Agreement including a correct and complete list of addresses, names of the applicable property owner (or lessees or sublessees, as applicable) of each real property (such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as “Owned Real Property” and collectively referred to herein as the “Owned Real Properties”). Each of the Owned Real Properties is owned or leased (as lessee or sublessee) by the Company and its Subsidiaries, as indicated in Section 5.1(o)(i) of the Company Disclosure Letter.

(ii)    Except in any such case as is not reasonably likely to have a Company Material Adverse Effect, with respect to the Owned Real Property, (A) the Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Liens other than Permitted Liens and (B) except as may be set forth in a Company Lease, there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(iii)    With respect to the real property leased or subleased to or by the Company or its Subsidiaries (the “Leased Real Property”), the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease, and, to the Company’s Knowledge, no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that is not reasonably likely to have a Company Material Adverse Effect.

(iv)    Section 5.1(o)(iv) of the Company Disclosure Letter sets forth a complete and correct list of the common name and address of each real property which, as of the date of this Agreement, is under contract for purchase by the Company or a Subsidiary (a “Real Estate Purchase Contract”) or which is required under a binding contract to be leased (or subleased or sub-subleased etc.) by the Company or a Subsidiary from a third party after the date of this Agreement (a “Real Estate Lease Contract”, and each such real property set forth on Section 5.1(o)(iv) of the Company Disclosure Letter, a “Contract Property”). The Company has made available to Parent as of the date hereof true, correct and complete copies of each Real Estate Purchase Contract and Real Estate Lease Contract. Except as set forth in Section 5.1(o) of the Company Disclosure Letter, there are no real properties that Company or any Subsidiary is obligated to buy or lease at some future date.

(v)    Except as would not reasonably be expected to have a Company Material Adverse Effect or as set forth in Section 5.1(o)(v) of the Company Disclosure Letter, (a) there are no condemnation, eminent domain or similar proceedings pending (or any consensual agreement in lieu of condemnation or eminent domain) or rezoning proceedings that are pending or threatened with respect to any of the Owned Real Properties, and all Owned Real Properties have a legal conforming or legal non-conforming use in accordance with applicable Laws, and (b) to the Company’s Knowledge, no Law, including zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation, has been violated for any Owned Real Property, in each case which has had, or would reasonably be likely to have a Company Material Adverse Effect.

(vi)    Section 5.1(o)(vi) of the Company Disclosure Letter lists (i) the parties currently providing third-party property or leasing management services to the Company or a Subsidiary with respect to Owned Real Property or to which leasing brokerage or management fees or commissions, excluding commissions paid to tenant brokers, are currently or in the future may be owed, and the names of the Owned Real Properties currently managed or in respect of which such fees or commissions are or may be owed by each such party and (ii) the management and/or leasing agreement(s) pursuant to which such management services are provided or fees or commissions, excluding commissions paid to tenant brokers, are payable (specifying for each such agreement the amount, if any, of any due and owing fees or commissions by the Company or its Affiliates).

(vii)    Except as set forth in Section 5.1(o)(vii) of the Company Disclosure Letter, there is no Company-funded construction, renovation, restoration or other work in progress (or commitments related thereto) above $250,000 in each case and $2,500,000 in the aggregate (collectively, “Construction Projects”) to any Owned Real Property or any outstanding brokerage commissions or tenant allowances due under any Company Leases. To the Company’s Knowledge, none of the Company, any of its Subsidiaries or the contractors obligated to complete any of the Construction Projects is in material default of its obligations in respect of any Construction Project as of the date hereof and there are no written notices to the Company from lenders or insurance carriers currently requiring material repairs or other material alterations to Owned Real Property.

(viii)    The rent rolls for each of the Owned Real Properties, dated as of June 30, 2017 (the “Rent Rolls”), which Rent Rolls have previously been made available to Parent by or on behalf of the Company, the Partnership or any of their Subsidiaries, correctly (A) reference each tenant, the portion of the Owned Real Properties leased by each tenant, respectively, or other right of occupancy that the Company or its Subsidiaries are party to as landlord with respect to each of the applicable Owned Real Properties (the “Company Leases”) that was in effect as of June 30, 2017 and to which the Company, the Partnership or any of their Subsidiaries are parties as lessors with respect to each of the applicable Owned Real Properties, and (B) identify the rent currently payable as of June 30, 2017. Section 5.1(o)(viii) of the Company Disclosure Letter sets forth the subleases of the Company’s Owned Real Properties as of the date hereof. The Company has made available true and correct copies of the Company Leases, including all material amendments, modifications, supplements, renewals, extensions and guarantees related thereto, and a schedule of all material leases of any of the Company’s taxable REIT subsidiaries. The Company has made available a report that references security deposit amounts currently held under the Company Leases as of June 30, 2017. All security deposits have been held by the Company, the

Operating Partnership or one of their Subsidiaries, as applicable, in all material respects in accordance with applicable Laws and the applicable Company Leases. Except as set forth in Section 5.1(o)(viii) of the Company Disclosure Letter as of the date of this Agreement, there is no material default continuing under any Company Lease with respect to the obligations of the lessor thereunder or, to the Company’s Knowledge, with respect to the obligations of the tenant thereunder.

(ix)    No purchase option, option to sell, right of first refusal, right of first offer, right of first negotiation or any similar option or right with respect to Owned Real Property has been exercised under any of the Company Leases.

(x)    Except as provided for in Section 5.1(o)(x) of the Company Disclosure Letter, all work required to be performed, payments required to be made and actions required to be taken prior to the date hereof pursuant to any application, submission or agreement entered into between the Company or one of its Subsidiaries and a Governmental Entity in connection with a site approval, zoning reclassification or other similar action relating to any Owned Real Properties (e.g., local improvement district, road improvement district, abatement and/or mitigation) have been or are being performed, paid or taken, as the case may be, in accordance with said application, submission or agreement and with applicable Laws, other than those where the failure to perform such work, make such payments or take such actions does not have or would not reasonably be likely to have a Company Material Adverse Effect.

(xi)    Policies of title insurance (each, a “Company Title Insurance Policy” and collectively, the “Company Title Insurance Policies”) have been issued insuring, as of the effective date of each such Company Title Insurance Policy, the Company’s or the applicable Subsidiary’s fee simple title to or leasehold interest in the Owned Real Property, subject only to Permitted Liens, and to the Company’s Knowledge, such policies are, at the date hereof, valid and in full force and effect. No claim has been made in writing against any Company Title Insurance Policy. A correct and complete copy of each Company Title Insurance Policy has been previously made available to Parent. A correct and complete copy of the most recent survey of each Owned Real Property in the possession of the Company has been previously made available to Parent. Except as has not had and would not reasonably be likely to have a Company Material Adverse Effect, each of the Owned Real Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(xii)    Except as set forth in Section 5.1(o)(xii), neither the Company nor its Subsidiaries have entered into any agreements that continue in effect and are for (i) the acquisition of any personal property valued at $50,000 or more or (ii) the sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or lease (by merger, purchase or sale of assets or stock or otherwise) any personal property valued at $50,000 or more. The

Company and each of its Subsidiaries have good and valid title to all the material personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2016, except as sold or otherwise disposed of in the usual, regular and ordinary course of business), free and clear of all Liens, except for Permitted Liens.

(xiii)    Except as set forth in Section 5.1(o)(xiii) of the Company Disclosure Letter, (i) any certificate (including certificates of occupancy), permit or license from any Governmental Entity having jurisdiction over any of the Owned Real Properties or any agreement, easement or other right of an unlimited duration which is necessary to permit the lawful use or operation of the buildings and improvements on any of the Owned Real Properties or which is necessary to permit the lawful use or operation of all utilities, parking areas, detention ponds, driveways, roads and other means of egress and ingress to and from any of the Owned Real Properties (collectively, the “Material Permits”) has been obtained, is in full force and effect and for which a renewal application has been timely filed, except for such failures to obtain, to have in full force and effect or to renew, which do not have and would not reasonably be likely to have a Company Material Adverse Effect and (ii) the Company has no knowledge and has not received written notice (v) of any pending threat of modification or cancellation of any Material Permit, except for such modifications or cancellations, which would not reasonably be likely to have a Company Material Adverse Effect; (w) of any uncured material violation of or material liability under any Laws affecting any of the Owned Real Properties or operations; (x) of any material structural defects relating to any Owned Real Properties; (y) of any Owned Real Properties whose building systems are not in working order to an extent which have or would reasonably be likely to have a Company Material Adverse Effect; or (z) of any physical damage to any Owned Real Properties to an extent which has had or would reasonably be likely to have a Company Material Adverse Effect.

(xiv)    Since October 6, 2016, none of the Owned Real Property has been subject to any casualty or other damage for which the estimated cost of restoration exceeds $5,000,000 and which has not been restored or with respect to which any claim for insurance proceeds remains outstanding.

(p)    Takeover Statutes. The Company has taken all action necessary so that no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Charter or in the Company’s bylaws is applicable to the Company, the Company Common Shares, the Series A Company Preferred Shares, the Company Limited Voting Shares, the Partnership Series A Preferred Units or the Partnership Common Units, the Mergers or the other transactions contemplated by this Agreement.

(q)    Environmental Matters. Except as would not be reasonably expected to be material to the Company and its Subsidiaries taken as a whole: (i) the Company and its Subsidiaries are and have at all times since the Applicable Date been in compliance in all material respects with applicable Environmental Laws; (ii) neither the Company nor any of its Subsidiaries has caused any Release at, on or under any property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, or surface water), nor to the Knowledge of the Company has there been any other contamination or Release, requiring remediation pursuant to any Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received written notice that it is subject to liability for any Hazardous Substance disposed of or Release by the Company or its Subsidiaries at any third party property; (iv) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other settlement with any Governmental Entity, which has not been resolved, or, except for the Company Leases, any indemnity with any third party relating to liability under any Environmental Law, which remains outstanding; and (vi) the Company has delivered to Parent copies of all material environmental reports, studies, assessments, sampling data and other material environmental documents prepared since December 31, 2010 in its possession relating to Company’s or its Subsidiaries’ current compliance with Environmental Laws or the environmental condition of their respective Owned Real Properties. Notwithstanding any other provision in this Agreement, except for Sections 5.1(g) (Company Reports; Financial Statements), 5.1(h) (Absence of Certain Changes), and 5.1(v) (Insurance), the representations and warranties in this Section 5.1(q) (Environmental Matters) are the sole and exclusive representations and warranties of the Company with respect to Environmental Laws, Hazardous Substances or other environmental matters.

As used herein, the term “Environmental Law” means any federal, state or local statute, law, regulation, order, decree, permit, authorization or legal requirement of any Governmental Entity relating to: (A) the protection of the environment, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, wetlands or any injury or threat of injury to persons or property relating to any Hazardous Substance.

As used herein, the term “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law because of its hazardous or dangerous properties; (B) any petroleum product or by product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (C) any other substance which is the subject of regulatory action by any Governmental Entity in connection with any Environmental Law because of its hazardous or dangerous properties.

As used herein, the term “Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, or release of Hazardous Substances from any source into or upon the environment.

(r)    Taxes.

(i)    The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all income Tax Returns (as defined below) and all other material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (B) have paid (or made adequate provision therefor in the financial statements of the Company included in the Company Reports) all Taxes (as defined below) that are required to be paid. As of the date of this Agreement, there are not pending or, to the Company’s Knowledge, threatened, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the Company’s Knowledge, any unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are reasonably likely to have a Company Material Adverse Effect and are not disclosed or provided for in the Company Reports. As of the date of this Agreement, the Company and its Subsidiaries have not filed United States federal income Tax Returns for the periods beginning January 1, 2016, the due dates for all of which been extended. To the extent that any Subsidiaries of the Company filed United States federal income tax returns for taxable years prior to the year ending December 31, 2016, the Company has made available to Parent true and correct copies of such United States federal income Tax Returns filed by any such Subsidiaries for each of the fiscal years ended December 31, 2013, 2014, and 2015. Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the date of this Agreement in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company Reports filed on or prior to the date of this Agreement.

(ii)    Company (A) upon filing of its U.S. federal income tax return on 2016 Form 1120-REIT for its taxable year ending December 31, 2016, will have been subject to taxation for such year as a real estate investment trust within the meaning of Sections 856 and 857 of the Code (a “REIT”) and has satisfied all requirements for qualification and taxation as a REIT for such year (other than such filing, which will occur on or before September 15, 2017); (B) has operated since January 1, 2017 and will continue to operate until the Company Merger Effective Time in a manner consistent with the requirements for qualification and taxation as a REIT, including distributing any net capital gain and REIT taxable income earned prior to the Company Merger Effective Time (based on reasonable estimates agreed to in writing by the Company and Parent) and assuming that the Company makes distributions of net capital gain and REIT taxable income earned after the Company Merger Effective Time for its calendar year ending December

31, 2017 sufficient to meet the requirements of Section 857(a)(1) of the Code; and (C) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS to its status as a REIT, and to the Company’s Knowledge, no such challenge is pending or threatened. No entity in which Company owns an interest is a corporation for U.S. federal income tax purposes, other than a “qualified REIT subsidiary” within the meaning of Section 856(i) (2) of the Code (“Qualified REIT Subsidiary”), a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), or a REIT. Section 5.1(r)(ii) of the Company Disclosure Letter sets forth a list of each Qualified REIT Subsidiary, Taxable REIT Subsidiary, and REIT owned directly or indirectly by the Company, and each Subsidiary not set forth in Section 5.1(r)(ii) of the Company Disclosure Letter is and has been since its formation classified as a partnership or entity disregarded as separate from Company or a Subsidiary for U.S. federal income tax purposes. Each Subsidiary that is a partnership, joint venture or limited liability company and has not been identified as a Qualified REIT Subsidiary, Taxable REIT Subsidiary, or REIT on Section 5.1(r)(xxvii) of the Company Disclosure Letter has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation. Taking into account all distributions to be made by the Company prior to the Company Merger Effective Time, the Company will have distributed cash to its stockholders of record for the portion of its taxable year that includes the Closing Date ending at the Company Merger Effective Time that is no less than the Company’s REIT taxable income and net capital gain through the Company Merger Effective Time (based on reasonable estimates agreed to in writing by the Company and Parent); and the Company will not be subject to Tax under Section 857(b) or 4981 of the Code in respect of such portion of the taxable year.

(iii)    Except as set forth in Section 5.1(r)(iii) of the Company Disclosure Letter, (A) there are no audits, investigations by any Governmental Entity or other proceedings ongoing or, to the Company’s Knowledge, threatened with regard to any Taxes or Tax Returns of Company or any Subsidiary; (B) no deficiency for Taxes of Company or any Subsidiary has been claimed, proposed or assessed in writing or, to the Company’s Knowledge, threatened, by any Governmental Entity, which deficiency has not yet been settled; (C) neither Company nor any Subsidiary has waived any statute of limitations with respect to the assessment of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year or is the beneficiary of an extension of time to file any Tax Return (except in the case of each of the foregoing, for any such waivers or extensions relating to an extension of time to file any income or other Tax Return in respect of a taxable year or period ending in 2016 or 2017); and (D) neither Company nor any of the Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(iv)    Except for the assets acquired indirectly by the Company’s predecessor in December of 2013, all of which (including the Company’s current indirect interests therein) are as set forth in Section 5.1(r)(iv) of the Company Disclosure Letter, neither Company nor any Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).

(v)    Neither the Company nor any Subsidiary holds any asset that, if sold at or prior to the Company Merger Effective Time, would be subject to tax (regardless of the amount of gain or income resulting from such sale) under Section 857(b)(6)(A).

(vi)    Beginning with its taxable year ended December 31, 2016, (i) the Company and the Subsidiaries have not incurred any liability for material Taxes under Sections 856(g)(5)(C), 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code or Section 337(d) (and/or Section 1374) of the Code (and the applicable Treasury Regulations thereunder) which have not been previously paid and shall not incur any such liability (based on reasonable estimated agreed to in writing by the Company and Parent) for such Taxes for the portion of the taxable year that includes the Closing Date ending at the Company Merger Effective Time, and (ii) neither Company nor any Subsidiary has incurred any material liability for Taxes other than (A) in the ordinary course of business, or (B) transfer or similar Taxes arising in connection with a sale, exchange, or other transfer of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon Company or the Subsidiaries.

(vii)    Company and the Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to (i) the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Entity all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws, (ii) having in all material respects properly completed and timely filed all IRS Forms W-2 and 1099 required and (iii) collecting and remitting to the appropriate Governmental Entity all material sales and use Taxes, or having been furnished properly completed exemption certificates and having maintained all such records and supporting documents in a manner required by all applicable Law.

(viii)    Except as disclosed in Section 5.1(r)(viii) of the Company Disclosure Letter, there are no Company Tax Protection Agreements in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Company’s Knowledge, threatened to raise a material claim against Company or any Subsidiary for any breach of any Company Tax Protection Agreements. As used herein, “Company Tax Protection Agreements” means any written agreement to which Company or any Subsidiary is a party (i) pursuant to which any liability to holders of interests in a partnership that is a partnership for U.S. federal income tax purposes and is a Subsidiary of the Company (“Subsidiary Partnership”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a Subsidiary Partnership, and that requires Company or any Subsidiary (A) to maintain a minimum level of debt, continue a particular debt, or provide rights to guarantee or otherwise assume economic risk of loss with respect to debt, (B) to retain or not to dispose of assets, or engage in transactions of comparable tax effect, (C) to make or refrain from making a Tax election, (D) only dispose of assets in a particular manner, (E) operate (or refrain from operating) in a particular manner, (F) use (or refrain from using) a specified method of taking into account book tax disparities under Section 704(c) of the Code with respect to one or more properties and/or (G) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code; (iii) pursuant to which limited partners of a Subsidiary Partnership have guaranteed, indemnified or assumed debt of the Subsidiary Partnership; or (iv) that would require the general partner of a Subsidiary Partnership to consider separately the interests of any limited partner.

(ix)    There are no Tax Liens upon any property or assets of Company or any Subsidiary, except (i) Tax Liens that are de minimis in nature or (ii) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(x)    Other than as disclosed in Section 5.1(r)(x) of the Company Disclosure Letter, neither Company nor any Subsidiary has requested or has received any ruling of a Governmental Entity, or has entered into any written agreement with a Governmental Entity with respect to any Taxes.

(xi)    Other than as disclosed in Section 5.1(r)(xi) of the Company Disclosure Letter, there are no Tax allocation, indemnity or sharing agreements or similar arrangements with respect to which Company or any Subsidiary is a party or otherwise has any liability (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business consistent with the past practice of the Company and its predecessor entities and Company Tax Protection Agreements).

(xii)    Neither Company nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Company or any Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise.

(xiii)    Neither Company nor any Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(xiv)    Neither Company nor any of the Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(xv)    The Surviving Partnership and any other Subsidiary Partnership has made, or will have made prior to the Closing, a valid election under Section 754 of the Code, which election shall be in effect for the taxable year of such partnership that ends on or includes the Closing Date.

(xvi)    Except as set forth in Section 5.1(r)(xvi) of the Company Disclosure Letter, no written power of attorney that has been granted by the Company or any of the Subsidiaries (other than to Company or a Subsidiary) currently is in force with respect to any matter relating to Taxes.

(xvii)    Neither Company nor any of the Subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(xviii)    Neither Company nor any Subsidiaries has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code or engaged in any transaction that would give rise to “redetermined rents, redetermined deductions, excess interest, and redetermined TRS service income” described in Section 857(b)(7) of the Code.

(xix)    Except as set forth in Section 5.1(r)(xix) of the Company Disclosure Letter, (A) neither Company nor any Subsidiary has failed to obtain or comply with any assessment or reassessment required with respect to real property under applicable Law or otherwise failed to comply in any material respect with applicable Laws relating to the reporting, collection and payment of real property Taxes and (B) to the Company’s Knowledge, there are no proposed reassessments of any real property owned by the Company or any Subsidiary that would result in a material increase in the amount of any Tax to which Company or any Subsidiary would be subject.

(xx)    Partnership is not an investment company for purposes of Section 721(b) of the Code.

(xxi)    Except as set forth in Section 5.1(r)(xxi) of the Company Disclosure Letter, neither Company nor any Subsidiary: (i) has agreed to make any material adjustment pursuant to Section 481(a) of the Code, (ii) has any Knowledge that the IRS has proposed, in writing, such an adjustment or a change in accounting method with respect to Company or any Subsidiary or (iii) has any application pending with the IRS or any other Governmental Entity requesting permission for any change in accounting method.

(xxii)    Except as set forth in this Section 5.1(r) or as set forth in Section 5.1(r)(xxii) of the Company Disclosure Letter, the Company is not making and has not made, in this Agreement or otherwise, any representations as to Taxes.

(xxiii)    Except as set forth in in Section 5.1(r)(xxiii) of the Company Disclosure Letter, neither Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date that is attributable to a taxable year or portion thereof ending prior to the Closing Date that is a result of a change in method of accounting, a closing agreement, an installment sale, an open transaction, a prepaid amount, or other similar rule affecting the timing of the recognition of income, gain, loss or deduction.

(xxiv)    To the Company’s Knowledge, the aggregate adjusted basis of the Company’s direct assets exceeds the aggregate direct and indirect liabilities of the Company.

(xxv)    At the time of the “Division” (as such term is defined and described in the Tax Matters Agreement), New Parkway (as such term is defined in the Tax Matters Agreement) was not a partner in Legacy Parkway LP (as such term is defined in the Tax Matters Agreement.

(xxvi)    The distribution of proceeds of the New Parkway Credit Facility (as such term is defined in the Tax Matters Agreement) was made in proportion to each partner’s respective ownership interests in Legacy Parkway LP and New Parkway LP (each as defined in the Tax Matters Agreement).

(xxvii)    Section 5.1(r)(xxvii) of the Company Disclosure Letter contains a list of the classification for U.S. federal income tax purposes of each Subsidiary.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other person, (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates claims for refund, and information returns, including any attachment thereto and including any amendment thereof) required to be supplied to a Tax authority relating to Taxes, (iii) the term “Tax Matters Agreement” means that certain Tax Matters Agreement dated as of October 5, 2016 by and among Cousins Properties Incorporated, a Georgia corporation (“Cousins”), Cousins Properties LP, a Delaware limited partnership, Clinic Sub Inc., a Maryland corporation, the Company, Parkway Properties General Partners, Inc., a Delaware corporation, Parkway Operating Partnership LP, a Delaware limited partnership, the Partnership and Parkway Properties, Inc., a Maryland corporation.

(s)    Labor Matters.

(i)    Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization, nor is the Company or any of its Subsidiaries, to the Company’s Knowledge, the subject of any material proceeding that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization nor is there pending or, to the Company’s Knowledge, threatened, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made involving employees of the Company or any of its Subsidiaries.

(ii)    To the Company’s Knowledge, each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health, and neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

(t)    Intellectual Property.

(i)    Section 5.1(t)(i) of the Company Disclosure Letter contains a correct and complete list of all material Company-Owned Intellectual Property that are the subject of any application or registration issued by or filed with any Governmental Entity or domain registrar.

(ii)    The Surviving Company and its Subsidiaries will have the same rights (as the Company and its Subsidiaries had prior to the consummation of the transactions contemplated by this Agreement) with respect to Company-Owned Intellectual Property and sufficient rights with respect to all other material Company Intellectual Property, in each case, following the consummation of the transactions contemplated by this Agreement. The material Company-Owned Intellectual Property is subsisting, valid and enforceable, and has not been cancelled, expired or abandoned. To the Company’s Knowledge, the Company and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any third party, in any material respect, since June 3, 2016. Neither the Company nor any of its Subsidiaries has received any written allegation of any such infringement or violation.

(iii)    The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all material Trade Secrets that are owned or used by the Company and its Subsidiaries, and to the Company’s Knowledge, such material Trade Secrets have not been used or disclosed to or misappropriated by any person except pursuant to binding confidentiality, non-disclosure and/or license agreement.

(iv)    For purposes of this Agreement, the following terms have the following meanings:

“Company Intellectual Property” means all Company-Owned Intellectual Property and all other Intellectual Property licensed to the Company or any of its Subsidiaries for use in the operation of the business.

“Company-Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Intellectual Property” means all (i) trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues regarding the foregoing; (iii) confidential information, trade secrets and know-how (collectively, “Trade Secrets”); (iv) works of authorship, whether copyrightable or not (including, without limitation, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property rights.

(u)    Insurance. The Company has made available to the Parent all insurance policies maintained by the Company or any of its Subsidiaries

(“Insurance Policies”). Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that are not reasonably likely to have a Company Material Adverse Effect. To the Company’s Knowledge, there is no claim pending under any Insurance Policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All claims, occurrences, litigation and circumstances that could lead to a claim that would be covered by Insurance Policies have been properly reported to and accepted by the applicable insurer and consistent with the Company’s risk management policies and conducted in the ordinary and usual course, consistent with past practice. The Company has not received any written notice of increase in premiums with respect to, or cancellation or non-renewal of, any of its Insurance Policies, except for general increases in rates to which similarly situated companies are subject. The Company and its Subsidiaries are in compliance in all material respects with the requirements of their tenants or customers to maintain insurance, including in the required amounts.

(v)    Brokers and Finders. None of the Company, the Partnership or nor any their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Mergers or the other transactions contemplated in this Agreement except that the Company has employed HFF Securities L.P. as its financial advisor. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which HFF Securities L.P. is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(w)    No Other Representations and Warranties. Except for the representations or warranties expressly set forth in Section 5.2 below, each of the Company and the Partnership acknowledges that neither Parent, Merger Sub, Merger Partnership nor any other Person has made any representation or warranty, expressed or implied, with respect to Parent, Merger Sub, Merger Partnership or any other Affiliates of Parent, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Merger Sub, Merger Partnership or the other Affiliates of Parent. In particular, without limiting the foregoing disclaimer, neither Parent, Merger Sub, Merger Partnership nor any other Person makes or has made any representation or warranty to the Company, the Partnership or any of their Affiliates with respect to, except for the representations and warranties made by Parent, Merger Sub and Merger Partnership in Section 5.2 below, any oral or written information presented to the Company, the Partnership or any of their Affiliates in the course of the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement.

5.2.    Representations and Warranties of Parent, Merger Partnership and Merger Sub. Parent, Merger Partnership and Merger Sub each hereby represent and warrant to the Company that:

(a)    Organization, Good Standing and Qualification. Each of Parent, Merger Partnership and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent, Merger Partnership and Merger Sub to consummate the Mergers and the other transactions contemplated by this Agreement.

(b)    Corporate Authority.

(i)    Each of Parent, Merger Sub and Merger Partnership has all necessary power and authority to execute and deliver this Agreement and to consummate the Mergers and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent, Merger Sub and Merger Partnership and, assuming due authorization, execution and delivery hereof by each of the Company and the Partnership, constitutes a valid, legal and binding agreement of each, enforceable against each in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii)    Parent, in its capacity as the sole member and managing member of Merger Sub, Parent, in its capacity as the sole general partner of Merger Partnership, and Merger Sub, in its capacity as the sole limited partner of Merger Partnership and the managing trustee of Parent have each duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Mergers and the other transactions contemplated by this Agreement, and taken all corporate, partnership and limited liability company actions required to be taken by each of them for the consummation of the Mergers and the other transactions contemplated by this Agreement. No other proceedings on the part of Parent, Merger Sub or Merger Partnership are necessary to authorize this Agreement or to consummate the Mergers and the other transactions contemplated by this Agreement.

(c)    Governmental Filings; No Violations; Etc.

(i)    Other than the filings and/or notices pursuant to Section 1.3, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent, Merger Partnership or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent, Merger Partnership and Merger Sub and the consummation by Parent, Merger Partnership and Merger Sub of the Mergers and the other transactions contemplated by this Agreement, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent. Merger Partnership or Merger Sub to consummate the Mergers and the other transactions contemplated by this Agreement.

(ii)    The execution, delivery and performance of this Agreement by Parent, Merger Partnership and Merger Sub do not, and the consummation by Parent, Merger Partnership and Merger Sub of the Mergers and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws or the comparable governing documents of Parent, Merger Partnership or Merger Sub, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or (C) assuming compliance with the matters referred to in Section 5.2(c)(i), a violation of any Law to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent, Merger Partnership or Merger Sub to consummate the Mergers and the other transactions contemplated by this Agreement.

(d)    Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of Parent, threatened against Parent, Merger Partnership or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent, Merger Partnership and Merger Sub to consummate the Mergers and the other transactions contemplated by this Agreement.

(e)    Available Funds.

(i)    Parent, Merger Partnership and Merger Sub have available to them, or as of the Company Merger Effective Time will have available to them, all funds necessary for the payment to the Paying Agent of the cash portion of the aggregate Merger Consideration and to satisfy all of their obligations under this Agreement. Each of Parent, Merger Partnership and Merger Sub acknowledges that the obligations of Parent, Merger Partnership and Merger Sub under this Agreement are not contingent upon or subject to any conditions regarding Parent’s, Merger Partnership’s or Merger Sub’s ability to obtain financing for the consummation of the Mergers and the other transactions contemplated by this Agreement.

(ii)    Concurrently with the execution of this Agreement, Parent has delivered to the Company a true and complete copy of an executed equity commitment letter, dated as of the date of this Agreement (the “Equity Commitment Letter”), from CPPIB pursuant to which CPPIB has, among other things, and subject to the terms and conditions thereof, committed to invest (or cause to be invested) in the equity capital of Parent in the amount set forth therein, which shall be at least the amount necessary for Parent, Merger Sub and Merger Partnership to satisfy their obligations under this Agreement, in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement. The Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of CPPIB, enforceable against CPPIB in accordance with its terms, subject to the Bankruptcy and Equity Exception. There is no default under the Equity Commitment Letter by CPPIB, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default thereunder by CPPIB.

(f)    Capitalization of Merger Sub and Merger Partnership.

(i)    All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Company Merger Effective Time will be, owned by Parent or a direct or indirect Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Company Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

(ii)    All of the issued and outstanding partnership interests of Merger Partnership are, and at the Partnership Merger Effective Time will be, owned by Merger Sub or the Surviving Company and Parent or a direct or indirect Subsidiary of Parent. As of the date of this Agreement, Parent is the sole general partner of Merger Partnership, and Merger Sub, is the sole limited partner of Merger Partnership. Merger Partnership was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Partnership Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

(iii)    As of the date of this Agreement, Merger Sub is a wholly-owned Subsidiary of Parent and Merger Partnership is a wholly-owned Subsidiary of Parent and Merger Sub. Neither Merger Sub nor Merger Partnership has conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Neither Merger Sub nor Merger Partnership has any Subsidiaries except as set forth in the first sentence above.

(g)    No Other Representations and Warranties. Except for the representations and warranties set forth in Section 5.1 above, each of Parent, Merger Sub and Merger Partnership hereby acknowledges and agrees that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided, disclosed or delivered to Parent, Merger Sub or Merger Partnership. Neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Parent, Merger Sub, Merger Partnership or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub, Merger Partnership or any other Person, or the use by Parent, Merger Sub, Merger Partnership or any other Person, of any such information provided or made available to them by the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans, cost-related plans or other material provided or made available to Parent, Merger Sub, Merger Partnership or any other Person in certain “data rooms,” confidential information memoranda, management presentations or due diligence discussions in anticipation or contemplation of any of the transactions contemplated by this Agreement.

ARTICLE VI

Covenants

6.1.    Interim Operations.

(a)    The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Company Merger Effective Time or the earlier termination of this Agreement in accordance with ARTICLE VIII (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly permitted by this Agreement, actions taken in accordance with the Pre-

Closing Restructuring or Modified Pre-Closing Restructuring or as required by applicable Laws), the business of the Company and its Subsidiaries shall be conducted in the ordinary and usual course, consistent with past practice, and the Company and its Subsidiaries shall use their respective reasonable best efforts to preserve intact their respective current business organizations, their goodwill and relationships with Governmental Entities, tenants, creditors and others having material business dealings with them, and the services of their respective present officers; provided that this Section 6.1 shall not apply to the actions of GWP JV Limited Partnership or its subsidiaries approved by the limited partners thereof in accordance with its Amended and Restated Limited Partnership Agreement or taken by any such subsidiary in accordance with the organizational documents of such subsidiary. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Company Merger Effective Time or the earlier termination of this Agreement in accordance with ARTICLE VIII, except (A) as otherwise expressly permitted or required by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed, and which shall not exceed five (5) business days following the date of request for approval by Parent accompanied by all information reasonably necessary for Parent to evaluate such request), (C) any actions taken in accordance with the Pre-Closing Restructuring or Modified Pre-Closing Restructuring or (D) as required by applicable Laws, the Company will not and will not permit any of its Subsidiaries to:

(i)    adopt or propose any change in its certificate of incorporation or bylaws or other applicable governing instruments;

(ii)    merge or consolidate with any other Person, except for any such transactions among the Company and/or wholly-owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii)    (x) make or commit to make any capital expenditures other than (A) as set forth on Section 6.1(a)(iii) of the Company Disclosure Letter, or (B) as necessary to repair and/or prevent damage to any property of the Company or any of its Subsidiaries in the event of an emergency situation after prior notice to Parent, and if the same is not covered by applicable insurance, in an amount not to exceed $500,000 with respect to any individual circumstance or $2,500,000 in the aggregate (provided that if the nature of such emergency renders prior notice to Parent impracticable, the Company shall provide notice to Parent as promptly as practicable after making such capital expenditure), or (y) make or commit to make any expenditure relating to any property of the Company, except in the usual and ordinary course of business consistent with past practice in order to maintain such property in working order;

(iv)    issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of any class, any partnership interests or any equity equivalents (including any stock options or stock appreciation rights), any securities convertible into or exchangeable or exercisable for any shares of such capital stock, partnership interests or equity equivalents, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, partnership interests or equity equivalents or such convertible or exchangeable securities, except for (1) the issuance of shares, partnership interests or equity equivalents by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, (2) the issuance of Company Common Shares issuable upon redemption of partnership units in the Partnership or the Operating Partnership in accordance with the terms of the relevant limited partnership agreement, and (3) the issuance of Company Common Shares issuable upon the exercise, vesting or settlement of Company Equity Awards in existence as of the date of this Agreement in accordance with their terms in effect as of the date hereof;

(v)    except as set forth on Section 6.1 (a)(v) of the Company Disclosure Letter, mortgage or pledge any of their respective assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens), except in an amount not to exceed $50,000 in the aggregate, so long as such mortgage or pledge is pre-payable without penalty;

(vi)    make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company, and, in the case of a joint venture, and to the extent the Company or any of its Subsidiaries are contractually obligated to make any such loan, advance, guarantee, capital contribution or investment pursuant to any Contract in effect as of the date hereof);

(vii)    authorize, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any shares of its capital stock, partnership interests or other equity interests, or make any actual, constructive or deemed distribution in respect of any shares of its capital stock, partnership interests or other equity interests, or otherwise make any payments to equityholders in their capacity as such, except for (1) dividends paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company, (2) dividends on the Series A Company Preferred Shares in accordance with their terms, (3) dividends on the Partnership Series A Preferred Units and the Series A preferred partnership units in the Operating Partnership in accordance with their respective terms, (4) subject to Section 6.14, upon consultation with Parent, distributions reasonably required for the Company to maintain its status as a REIT under the Code or to avoid the payment of income or excise tax under Sections 857 or 4981 of the Code; (5) dividend equivalents payable upon the vesting or settlement of

Company RSUs or Company PSUs in existence as of the date of this Agreement; (6) dividends or other distributions made to GWP JV Limited Partnership pursuant to the terms of its Amendment and Restated Limited Partnership Agreement; (7) dividends declared and publicly announced by the Company prior to the execution of this Agreement; and (8) the Pre-Closing Dividend;

(viii)    except for the Voting and Support Agreement, enter into any agreement with respect to the voting of its capital stock, partnership interests or other equity interests;

(ix)    reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, partnership interests or other equity interests or securities convertible into or exchangeable or exercisable for any shares of its capital stock, partnership interests or other equity interests, except for any such redemption, purchase or other acquisition (1) as may be required by the Company Charter, the Partnership Agreement or the Operating Partnership LP Agreement or pursuant to settlement of any Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Stock Plan as in effect on the date of this Agreement, (2) after consultation with Parent, as may reasonably be required for the Company to maintain its status as a REIT under the Code and to avoid the payment of income or excise Tax under Sections 857 or 4981 of the Code through the partial taxable year deemed to end on the Company Effective Merger Time or (3) in connection with (A) the payment of the exercise price of Company Options with Company Common Shares, (B) the withholding of Taxes in connection with the exercise, vesting and settlement of Company Equity Awards in existence as of the date of this Agreement in accordance with their terms in effect as of the date hereof, (C) forfeitures of Company Equity Awards in existence as of the date of this Agreement in accordance with their terms in effect as of the date hereof; or (4) the redemption of the Series A Company Preferred Shares in accordance with the terms of this Agreement;

(x)    incur, assume or refinance any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for (A) intercompany indebtedness of wholly-owned Subsidiaries of the Company or (B) guarantees incurred in compliance with this Section 6.1 by the Company of indebtedness of wholly-owned Subsidiaries of the Company;

(xi)    prepay or terminate any indebtedness for borrowed money, or modify in any material respect the terms of any such indebtedness or of any documents evidencing or securing such indebtedness;

(xii)    except pursuant to (i) any mandatory payments under any credit facilities or other similar arrangements in existence on the date of this Agreement or (ii) amounts individually not in excess of $100,000, or in the aggregate, not to exceed $500,000, in each case, in excess of applicable insurance proceeds, incur, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or un-asserted, contingent or otherwise), other than any payment, discharge or satisfaction (x) in the ordinary and usual course of business consistent with past practice, (y) reflected or reserved against in the most recent consolidated financial statements (or notes thereto) included in the Company Reports filed prior to the date of this Agreement, or (z) of fees, costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby;

(xiii)    except as set forth on Section 6.1 (a)(xiii) of the Company Disclosure Letter, enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement (subject to clause (xx) below in respect of Company Leases);

(xiv)    make any changes with respect to accounting policies or procedures, except (i) as required by changes in applicable generally accepted accounting principles (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Entity or quasi-Governmental Entity (including the Financial Accounting Standards Board or any similar organization) or (ii) as required by a change in applicable Law;

(xv)    except as set forth in Section 6.1(a)(xv) of the Company Disclosure Letter, settle or compromise any litigation or other proceeding before a Governmental Entity (whether or not commenced prior to the date of this Agreement), except for (i) amounts not in excess of $500,000 individually, or $1,000,000 in the aggregate, in each case in excess of applicable insurance proceeds, and that do not involve the imposition of injunctive or equitable relief against the Company or any of its Subsidiaries or (ii) litigation or other proceedings arising from the ordinary and usual course of operations of the Company and its Subsidiaries involving collection matters or personal injury which are covered by adequate insurance (subject to customary deductibles);

(xvi)    amend, modify or terminate, or cancel, modify or waive any debts or claims held by it, or waive compliance with the terms of or breaches under, any Material Contract (subject to clause (xx) below in respect of Company Leases);

(xvii)    take any action that could or fail to take any action, the failure of which could reasonably be expected to cause (A) Company to fail to qualify as a REIT under the Code or (B) the Partnership to be treated other than as a partnership or disregarded entity for U.S. federal income tax purposes;

(xviii)    make, change or rescind any Tax election (except for an affirmative election under Section 754), change a method of Tax accounting, amend any income or other Tax Return, change in annual accounting period, consent to any extension of waiver of the limitation period applicable to any Tax claim or assessment relating to Taxes (except where relating to an extension of time to file any income or other Tax Return), settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any closing agreement related to Taxes, request any ruling with respect to Taxes from a Governmental Entity, or surrender any right to claim any Tax refund, except, in each case, to the extent the Company reasonably determines, after consultation with Parent, that such action is (A) required by Law, (B) necessary or advisable (x) to elect or to preserve Company’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, or (C) reasonably necessary or appropriate in connection with determining the tax status and/or filing returns for the Company or any Subsidiary for the year ending either December 31, 2016 or on a date during 2017 prior to the Closing Date, including the Company or any Subsidiary for which the first taxable year thereof is the year ending December 31, 2016;

(xix)    (1) sell, transfer, dispose of or encumber (A) any personal property that exceeds $200,000 in the aggregate, (B) any capital stock, partnership interests or other equity interests of any of its Subsidiaries, or (C) any real property; or (2) enter into any contract or letter of intent for the sale, transfer, mortgage or disposition of any real property;

(xx)    enter into, renew, modify, amend or terminate, waive, release, compromise or assign any rights or claims under, any Company Lease (or any lease for real property that, if existing as of the date hereof, would be a Company Lease), except for (A) entering into any new lease or renewing or modifying any Company Lease in the ordinary course of business consistent with past practice on market terms and where any such new lease or Company Lease, together with any other lease to the same or an affiliated tenant, (1) relates to premises of no more than 25,000 square feet and (2) requires no more than $1,000,000 in capital commitments, (B) terminating any Company Lease as a result of a material default by the counterparty to such Company Lease (in accordance with the terms of such Company Lease and subject to any applicable cure period therein), (C) any termination, modification or renewal in accordance with the terms of any existing Company Lease that occurs automatically without any action (other than notice of renewal) by the Company, the Partnership or any of their Subsidiaries or (D) as set forth in Section 6.1(a)(xx) of the Company Disclosure Letter;

(xxi)    except as set forth in Section 6.1(a)(xxi) of the Company Disclosure Letter or as required by applicable Law or pursuant to the terms of any previously disclosed Benefit Plan, (i) grant or provide any severance or termination payments or benefits to any director, officer, employee or consultant (who is a natural person) of the Company or any of its Subsidiaries, except, in the case of employees who are not officers, in the ordinary course of business consistent with past practice, (ii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer, employee or consultant (who is a natural person) of the Company or any of its Subsidiaries, except for increases in base salary in the ordinary course of business consistent with past practice for employees who are not officers that do not exceed 3% individually and 3% in the aggregate, (iii) establish, adopt, amend (except for immaterial amendments that do not significantly increase the cost of any such Benefit Plan) or terminate any Benefit Plan (including any outstanding equity based awards), (iv) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already provided in any such Benefit Plan, (v) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan, except as may be required by GAAP; (vi) forgive any loans to directors, officers, employees or consultants who are natural persons of the Company or any of its Subsidiaries; (vii) hire any employee or engage any consultant who is a natural person with an annual salary or wage rate or consulting fees in excess of $150,000; (viii) terminate the employment of any executive officer other than for cause; or (ix) except as would be permitted pursuant to subsections (i)-(viii), take any other action to establish or authorize, or commit the Company or any of its Subsidiaries to establish or authorize, any right (whether or not vested) to any compensation or employee benefit covering any director, officer, employee or consultant (who is a natural person) of the Company or any of its Subsidiaries;

(xxii)    enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or any successor thereto from engaging or competing in any line of business or in any geographic area;

(xxiii)    enter into any new line of business or acquire any interest in any real property;

(xxiv)    fail to maintain in full force and effect any insurance policy naming the Company or any of its Subsidiaries as a beneficiary or insured or a loss payable payee or the Company’s directors and officers liability insurance policy, unless the Company shall have obtained an insurance policy with substantially similar terms and conditions (and, in any event, with coverage limits and sublimits no less and deductibles or retention no greater than those in place as of the date of this Agreement unless the same are not commercially available) to the expired, canceled or terminated policy;

(xxv)    settle, compromise or adjust any property damage, rent loss or other claim under any insurance policy related to casualty or other damage except for claims which do not exceed $500,000 per claim or $1,000,000 in the aggregate;

(xxvi)    enter into, amend or modify any Company Tax Protection Agreement, or take any action or fail to take any action that would violate or be inconsistent with any Company Tax Protection Agreement or otherwise give rise to a material liability with respect thereto (other than actions or transactions required or contemplated by this Agreement);

(xxvii)    take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Mergers set forth in ARTICLE VII not being satisfied;

(xxviii)    acquire any assets that do not qualify for an exemption under the HSR Act; or

(xxix)    agree, authorize or commit to do any of the foregoing.

(b)    Parent shall not knowingly take or permit any of its Subsidiaries to take any action that is reasonably likely to prevent or delay the consummation of the Merger.

(c)    Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations and shall not be required to obtain consent of Parent if it reasonably believes that doing so would violate applicable Law (provided, however, that, to the extent legally permissible, the Company shall provide Parent with prior written notice of any action with respect to which it reasonably believes requiring Parent’s consent pursuant to the terms of this Agreement would violate applicable Law and shall consult with Parent in good faith prior to taking any such action).

6.2.    Acquisition Proposals.

(a)    No Solicitation or Negotiation. The Company agrees that, from the date of this Agreement until the earlier of the Company Merger Effective Time and the termination of this Agreement in accordance with ARTICLE VIII, except as expressly permitted by this Section 6.2, neither the Company nor any of its Subsidiaries nor any of the directors, officers or senior employees of it or its Subsidiaries shall, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, senior employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i)    initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or the making of any indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below); or

(ii)    engage in, continue or otherwise participate in any discussions (other than informing any Person of the provisions contained in this Section 6.2(a)) or negotiations regarding, or provide any non-public information or data to any Person with respect to, any indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; or

(iii)    execute or enter into any letter of intent, agreement in principle, term sheet, memorandum of understanding, merger agreement, acquisition agreement or other similar definitive agreement relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement (as defined below)) (an “Alternative Acquisition Agreement”).

Notwithstanding anything in this Agreement to the contrary, the Company may terminate, waive, amend, release or modify any provision of any standstill agreement (including any standstill provisions contained in any confidentiality or other agreement) to which it or any of its Affiliates or Representatives is a party.

(b)    Exceptions. Notwithstanding anything to the contrary in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the Company and its Representatives may (A) furnish, make available or provide access to non-public information with respect to the Company or its Subsidiaries to a Person who has made a bona fide written Acquisition Proposal that did not result from a material breach of this Section 6.2 if the Company has received or receives from such Person an executed confidentiality agreement on terms that, taken as a whole, are not less restrictive to the other party than those contained in the Confidentiality Agreement (as defined in Section 9.7), provided that such Confidentiality Agreement need not contain any standstill or similar provision prohibiting the making of any Acquisition Proposal, it being understood that such confidentiality agreement shall not include any term that would prevent the Company from complying with its obligations under this Section 6.2 (any confidentiality agreement satisfying the criteria of this clause (A) being referred to as an “Acceptable Confidentiality Agreement”), and promptly (and in any event within forty-eight (48) hours thereafter) makes available to Parent and Merger Sub any such information concerning the Company or its Subsidiaries that the Company or its Representatives provides to any such Person and that was not previously made available to Parent or Merger Sub; (B) engage or participate in any discussions or negotiations with any Person who has made such a bona fide written Acquisition Proposal; or (C) after having complied with Section 6.2(f), authorize, adopt, approve, recommend or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal; if and only to the extent that, (x) prior to taking any action described in clause (A), (B) or (C) above, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ duties under applicable Law, (y) in each such case referred to in clause (A), (B) or (C), the Company Board has determined in good faith based on the information then available and after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, and (z) in the case referred to in clause (C) above, the Company Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal.

(c)    Notice. The Company agrees that it will (A) promptly (and, in any event, within twenty-four (24) hours) notify Parent if any indications of interest, proposals or offers with respect to an Acquisition Proposal are received by, or any non-public information is requested in connection with a potential Acquisition Proposal from, the Company or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any indications of interest, proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements, redacted, if necessary, to remove the identity of the Person making the proposal or offer), and (B) promptly (and, in any event, within forty-eight (48) hours within the occurrence of such change) notify Parent of any change to the financial and other material terms and conditions of any such indications of interests, proposals or offers after the making of such change. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may in any event have discussions with any Person that has made an unsolicited indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal in order to clarify and understand the terms and conditions of the indication of interest, proposal or offer made by such Person and to determine whether such inquiry, proposal or offer constitutes or is reasonably likely to lead to an Acquisition Proposal.

(d)    Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any indication of interest, proposal or offer with respect to any merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company, the Partnership or the Operating Partnership, and (ii) any acquisition by any Person resulting in, or any indication of interest, proposal or offer which, if consummated would result in, any Person (or group of Persons) becoming the beneficial owner, directly or indirectly, in one transaction or a series of related transactions, of 20% or more of the total voting power of the equity securities of the Company, or 20% or more of the equity interests or general partner interests in the Partnership or the Operating Partnership, or 20% or more of the consolidated total assets (including, without limitation, equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means any unsolicited bona fide Acquisition Proposal that would result in any Person (or group of Persons) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets of the Company (on a consolidated basis), of 50% or more of the total voting power of the equity securities of the Company that the Company Board has determined in its good faith judgment, after consultation with outside legal counsel and outside financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transactions contemplated by this Agreement and the time likely to be required to consummate such Acquisition Proposal).

(e)    No Change in Recommendation or Alternative Acquisition Agreement. Except as expressly permitted by Sections 6.2(b) and 6.2(f), the Company Board shall not:

(i)    (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Mergers, (B) fail to include the Company Recommendation in the Proxy Statement, or (C) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal or take any action or make any public announcement inconsistent with the Company Recommendation (any of the actions described in clauses (A), (B) or (C) of this Section 6.2(e), a “Change of Recommendation”); or

(ii)    cause or permit the Company to enter into any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.2(b)).

(f)    Change of Recommendation. Notwithstanding anything to the contrary in this Agreement, at any time prior to the time, but not after, the Requisite Company Vote is obtained, the Company Board may make a Change of Recommendation (x) following receipt of an Acquisition Proposal after the execution of this Agreement that did not result from a material breach of this Section 6.2 and that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal or (y) solely in response to a material event, occurrence, development or state of facts or circumstances, not related to an Acquisition Proposal, and that first occurred following the execution of this Agreement and was neither known to, nor reasonably foreseeable by, the Company Board prior to the date of this Agreement (an “Intervening Event”), in each case referred to in clauses (x) and (y) above, only if the Company Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably expected to be inconsistent with the directors’ duties under applicable Law, and may also terminate this Agreement pursuant to Section 8.3(a) to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; provided, however, that the Company Board shall not take such action unless:

(i)    the Company shall have complied with its obligations under this Section 6.2 in all material respects;

(ii)    the Company shall have provided prior written notice (a “Determination Notice”) to Parent at least 72 hours in advance of taking such actions (the “Notice Period”) to the effect that the Company Board intends to take such action and specifying in reasonable detail the circumstances giving rise to such proposed action, including, in the case such action is proposed to be taken in connection with a Superior Proposal, the information specified by Section 6.2(c) with respect to such Superior Proposal, including a copy of the relevant proposed transaction agreements with, and the identity of, the party making the Acquisition Proposal;

(iii)    the Company shall have, and shall have caused its financial and legal advisors to have, during the Notice Period, negotiated with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement such that the failure to take such action would no longer be inconsistent with the directors’ duties under applicable Law; provided, however, that in the event of any amendment to the financial terms or any other material terms of such Superior Proposal, the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of this Section 6.2(f)(iii) with respect to such new Determination Notice and the revised Superior Proposal contemplated thereby, except that the Notice Period commencing upon the delivery of such new Determination Notice shall be reduced to 48 hours;

(iv)    at or following the end of such Notice Period, the Company Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would continue to be inconsistent with the directors’ duties under applicable Law (taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination pursuant to clause (iii) above); and

(v)    in the event of a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall have validly terminated this Agreement in accordance with Section 8.3 and paid the Company Termination Fee in accordance with Section 8.5.

After twice complying with clause (iii) above with respect to any such Superior Proposal, the Company and the Company Board shall have no further obligations under clause (iii) with respect to any such Superior Proposal and the Company Board shall not be required to comply with such obligations with respect to any such Superior Proposal.

(g)    Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from (i) complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal, or (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), or making a statement contemplated by Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act; provided, that in no event shall this Section 6.2(g) affect the obligations of the Company specified in Section 6.2(b); and provided, further, that a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change of Recommendation.

(h)    Existing Discussions. The Company agrees that it and its Subsidiaries and its and their officers and directors will, and that it will instruct and use reasonable best efforts to cause its and its Subsidiaries’ employees and other Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.2. The Company also agrees that it will promptly request the prompt return or destruction of all non-public information concerning the Company or its Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement was entered into at any time in accordance with the terms of such confidentiality agreement and shall cease providing any further information to any such Person or its Representatives and terminate all access granted to any such Person and its Representatives to any physical or electronic data room.

6.3.    Proxy Filing; Information Supplied.

(a)    The Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement, and in any event within thirty (30) days after the date of this Agreement, a proxy statement in preliminary form relating to the Stockholders Meeting (as defined in Section 6.4) (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”) and, subject to Section 6.2, shall include the Company Recommendation in the Proxy Statement. Each of Parent and the Company shall provide the other with the information contemplated by Section 6.5(c) and shall otherwise reasonably assist and cooperate with the other in connection with any of the actions contemplated by this Section 6.3, including the preparation, filing and distribution of the Proxy Statement and the resolution of any comments in respect thereof received from the SEC. The Company agrees, as to itself and its Subsidiaries, that (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding anything to the contrary in this Section 6.3, prior to filing or mailing the Proxy Statement or any amendment or supplement thereto or responding to any comments of the SEC with respect thereto, the Company shall (i) provide Parent a reasonable opportunity to review and comment on such document or response and shall consider such comments in good faith and (ii) promptly provide Parent with a copy of all such filings and responses made with the SEC. The Company will use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable.

(b)    The Company shall promptly notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company shall use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received in respect of the Proxy Statement from the SEC and the Company shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable (and in any event no later than five (5) business days) after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement. If at any time prior to the Stockholders Meeting any event or circumstance relating to the Company or Parent or any of their respective Subsidiaries, or their respective officers or directors, should be discovered by the Company or Parent, as the case may be, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, the Company or Parent, as the case may be, shall promptly inform the other party hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Company’s stockholders.

6.4.    Stockholders Meeting. The Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to duly call, give notice of, convene and hold a meeting of holders of Company Common Shares and Company Limited Voting Shares (the “Stockholders Meeting”) for the purpose of seeking the Requisite Company Vote as promptly as practicable after the execution of this Agreement, and in any event within fifty (50) days following clearance of the Proxy Statement by the SEC. The Company shall, through the Company Board, (i) recommend to holders of the Company Common Shares and Company Limited Voting Shares that they give the Requisite Company Vote and (ii) use its reasonable best efforts to solicit the Requisite Company Vote (including by soliciting proxies from the Company’s stockholders), except to the extent that the Company Board shall have effected a Change of Recommendation, as permitted by and determined in accordance with Section 6.2. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. The Company shall not postpone or adjourn the Stockholders Meeting except to the extent (1) Parent has consented to such postponement or adjournment in writing, or (2) the Company, acting in good faith after consulting with its outside legal counsel, determines that (i) such postponement or adjournment is necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Stockholders Meeting, (ii) (A) it will not receive proxies sufficient to obtain the Requisite Company Vote, whether or not a quorum is present, or (B) it will not have sufficient Company Common Shares and Company Limited Voting Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting, or (iii) such postponement or adjournment is required to comply with applicable Law; provided that in the case of any postponement or adjournment under clause (ii) above, the date of the Stockholders Meeting shall not be postponed or adjourned by more than an aggregate of fifteen (15) calendar days other than with Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). Unless this Agreement shall have been terminated in accordance with ARTICLE VIII, the obligation of the Company to call, give notice of, convene and hold the Stockholders Meeting and mail the Proxy Statement to the Company’s stockholders shall not be affected by a Change of Recommendation.

6.5.    Cooperation and Approvals. (a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective part under this Agreement and applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as soon as reasonably practicable and in any event by or before the Termination Date, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, waiting period expirations or terminations, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Mergers and the other transactions contemplated by this Agreement. Without limiting the foregoing, in the event Parent determines to obtain replacement financing in respect of any indebtedness of the Company or any of its Subsidiaries, the Company shall use its reasonable best efforts to cooperate with Parent as necessary in connection with the arrangement of such replacement financing by Parent and its Affiliates as may be customary and reasonably requested by Parent, including by using its reasonable best efforts to obtain customary Lien terminations and releases, as promptly as reasonably practicable after the Company Merger Effective Time, providing for the release of any Lien imposed on any assets or equity securities of the Company or any of its Subsidiaries in connection with the indebtedness being replaced; provided that Parent shall promptly reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company, its Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses incurred by them directly or indirectly in connection with any replacement financing, except to the extent such losses arise from the intentional misconduct, gross negligence or bad faith of the Company, its Subsidiaries or their respective Representatives; provided, further, that no action shall be required of the Company or its Subsidiaries if any such action shall: (i) unreasonably disrupt or interfere with the business or ongoing operations of the Company and its Subsidiaries; (ii) cause any representation or warranty or covenant contained in this Agreement to be breached unless such breach is waived by Parent; (iii) require the Company or any Subsidiary to pay any commitment or other fee prior to the Closing; (iv) require the Company or any of its Subsidiaries to incur any liability in connection with the replacement financing prior to the Closing; or (v) require the Company or any of its Subsidiaries to approve or execute prior to the Closing any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the replacement financing. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Without limiting the generality of the foregoing, each Party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such Party and any Governmental Entity relating to the transactions contemplated by this Agreement. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 6.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include representatives of both Parties. Subject to applicable Law, the Parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Entity regarding the transactions contemplated by this Agreement by or on behalf of any Party. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party other than any Governmental Entity (each, a “Third Party Consent”), (i) without the prior written consent of Parent, none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation and (ii) none of Parent or any of its Affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligations. In the event that the Company fails to obtain any Third Party Consent, the Company shall use its commercially reasonable efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and Parent, Merger Sub and Merger Partnership and their respective businesses resulting, or which would reasonably be expected to result, after the Company Merger Effective Time, from the failure to obtain such Third Party Consent.

(b)    Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Mergers and any other transactions contemplated by this Agreement; provided, however, that any Party may designate information “for outside counsel only” and, to the extent permitted by applicable Law, any Party may redact commercially sensitive information related to the value of the transactions contemplated by this Agreement. Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials.

(c)    Status. Subject to applicable Laws and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including furnishing the other with copies of material notices or other material communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Mergers and the other transactions contemplated by this Agreement, except that any materials concerning one Party’s valuation of the other Party may be redacted.

(d)    Burdensome Condition. Notwithstanding anything in this Section 6.5 to the contrary, the “reasonable best efforts” standard set forth in Section 6.5(a) shall not (A) require Parent or any of its Subsidiaries to, and the Company and its Subsidiaries may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, any requirement, condition, limitation, understanding, agreement or order that would result in or impose a Burdensome Condition or (B) require Parent or any of its Subsidiaries or Affiliates to sell, lease, license or otherwise dispose of, or hold separate, or accept any terms, conditions, liabilities, obligations or commitments with respect to, any of its or their assets or businesses. A “Burdensome Condition” shall mean any terms, conditions, liabilities, obligations, commitments or sanctions imposed upon the Company or its Subsidiaries by a Governmental Entity that would be, individually or in the aggregate, reasonably likely to have a material adverse effect on the financial condition, business, properties, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole.

6.6.    Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent and Merger Sub and their officers and other authorized Representatives reasonable access, during normal business hours and upon reasonable advance notice throughout the period prior to the Company Merger Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as reasonably practicable to Parent and Merger Sub all information concerning its business, properties and personnel as may reasonably be requested, provided that all such investigations shall be reasonable in scope, and provided, further, that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company or its Subsidiaries (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (A) unreasonably disrupt the operations of the Company or any of its Subsidiaries or (B) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any of its Subsidiaries with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any information the disclosure of which would violate applicable Law, (iii) to disclose any information that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if the Company has used commercially reasonable efforts to obtain permission or consent of such third party to such disclosure) or (iv) to disclose any information subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of loss of privilege of the Company or any of its Subsidiaries (provided that, in each case, the Company shall use commercially reasonable efforts to develop an alternative to providing such information reasonably acceptable to Parent). All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.7.    Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Company of the Company Common Shares from the NYSE and the deregistration of the Company Common Shares under the Exchange Act as promptly as practicable after the Company Merger Effective Time, and in any event no more than ten (10) days after the Closing Date.

6.8.    Publicity. The initial press release regarding the Mergers shall be a joint press release and thereafter (unless and until a Change of Recommendation has occurred or in connection with Section 6.2(e)) the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Mergers and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity. The Company shall provide Parent a reasonable opportunity to review and comment (with such comments being provided as promptly as practicable) upon any communication to be broadly disseminated to the Company’s employees or department or division thereof, or any other communication to the Company’s employees that would be required to be filed with the SEC, in each case relating to this Agreement, the Mergers or the other transactions contemplated by this Agreement, and shall not make any such communication prior to such consultation except as may be required by applicable Law.

6.9.    Employee Benefits.

(a)    Except as otherwise agreed between Parent and any executive officer of the Company in his or her individual capacity, Parent agrees that, during the period commencing at the Company Merger Effective Time and ending on the first anniversary thereof, Parent shall provide, or shall cause to be provided, to each employee of the Company or its Subsidiaries who is employed by the Company or its Subsidiaries as of immediately prior to the Company Merger Effective Time (the “Continuing Employees”) during the time that each such Continuing Employee remains employed by Parent or any of its Subsidiaries, (i) at least the same base compensation and annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Company Merger Effective Time; (ii) severance benefits that are no less favorable, in the aggregate, than the severance benefits provided to such Continuing Employee immediately prior to the Company Merger Effective Time; and (iii) other compensation and employee benefits (excluding, for this purpose, the compensation contemplated by clauses (i)-

(ii) above, equity-based compensation, and defined benefit pension plans, post-retirement welfare plans, and retention, change in control or similar plans, policies or agreements) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Company Merger Effective Time.

(b)    For purposes of any employee benefit plans maintained by Parent or any of its Subsidiaries (the “New Plans”) providing benefits to any Continuing Employees after the Company Merger Effective Time, Parent shall, or shall cause its applicable Subsidiary to, (i) use commercially reasonable efforts to: (A) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees and their eligible dependents under any New Plans; and (B) provide each Continuing Employee and their eligible dependents under any New Plan with credit for any co-payments and deductibles paid during the portion of the plan year of the corresponding Benefit Plan ending on the date such Continuing Employee’s participation in the New Plan begins (to the same extent that such credit was given under the analogous Benefit Plan prior to the date that the Continuing Employee first participates in the New Plan) in satisfying any applicable deductible or out-of-pocket requirements under the New Plan; and (ii) recognize all service of the Continuing Employees with the Company and its Subsidiaries (and any predecessors or affiliates thereof) (to the same extent that such service was recognized under the analogous Benefit Plan prior to the date that the Continuing Employee first participates in the New Plan) for all purposes in any New Plan in which such employees may be eligible to participate after the Company Merger Effective Time; provided, however, that the foregoing clause (ii) shall not apply (A) to the extent it would result in duplication of benefits, or (B) for any purpose with respect to any defined benefit pension plan or any postretirement welfare plan.

(c)    Notwithstanding the foregoing, nothing contained in this Agreement is intended to (1) be treated as an amendment of any particular Benefit Plan, (2) prevent Parent, the Surviving Company or any of their Affiliates from amending or terminating any of their benefit plans or, after the Company Merger Effective Time, any Benefit Plan in accordance their terms, (3) prevent Parent, the Surviving Company or any of their Affiliates, after the Company Merger Effective Time, from terminating the employment of any Continuing Employee, or (4) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Company or any of their Affiliates or under any benefit plan which Parent, the Surviving Company or any of their Affiliates may maintain.

(d)    Without limiting the generality of Section 6.9(a), with respect to each employee of the Company who is eligible to receive a cash bonus in accordance with the terms of the applicable bonus plans of the Company or its

Subsidiaries as of immediately prior to the Company Merger Effective Time (each, a “Bonus Eligible Employee”), Parent shall pay or cause to be paid to each Bonus Eligible Employee who is employed by Parent or one of its Subsidiaries on the last day of the 2017 calendar year a bonus in respect of the 2017 calendar year in accordance with the Company’s applicable bonus plans and historic practice.

6.10.    Expenses. The Surviving Company shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in ARTICLE IV. Except as otherwise provided in Section 8.5, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the Mergers and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.11.    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Company Merger Effective Time, the Surviving Company agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity), determined as of the Company Merger Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, penalties, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters actually or allegedly existing or occurring at or prior to the Company Merger Effective Time, whether asserted or claimed prior to, at or after the Company Merger Effective Time, to the fullest extent that the Company would have been permitted under Maryland law and its certificate of incorporation or bylaws in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Company shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Maryland law and the Company’s certificate of incorporation and bylaws shall be made by independent counsel selected by the Surviving Company.

(b)    Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Surviving Company thereof, but the failure to so notify shall not relieve the Surviving Company of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Company Merger Effective Time), (i) Parent or the Surviving Company shall have the right to assume the defense thereof and Parent and the Surviving Company shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Company elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Company and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Company shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Surviving Company shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Parent and the Surviving Company shall not be liable for any settlement effected without their prior written consent, which consent shall not be unreasonably withheld; and provided, further, that Parent and the Surviving Company shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c)    Prior to the Company Merger Effective Time, the Company shall, and, if the Company is unable to, Parent shall cause the Surviving Company as of the Company Merger Effective Time to obtain and fully pay the premium for the non-cancellable, irrevocable extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Company Merger Effective Time, and (ii) the Company’s existing fiduciary liability insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Company Merger Effective Time, (iii) the Company’s existing insurance policy with respect to employment practices liability insurance for a claims reporting or discovery period of at least three (3) years from and after the Company Merger Effective Time, in each case from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Company Merger Effective Time (including in connection with this Agreement or the transactions or actions contemplated by this Agreement). If the Company and the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Company Merger Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six years from and after the Company Merger Effective Time the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Company shall, and Parent shall cause the Surviving Company to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the Company expend or Parent or the Surviving Company be required to expend for such policies, pursuant to this Section 6.11(c), any premiums in the aggregate in excess of an amount equal to 300% of the annual premiums currently paid by the Company for such insurance policies; and provided, further, that if the aggregate annual premiums of such insurance coverage exceed such amount, the Company or the Surviving Company, as the case may be, shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)    If Parent or the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 6.11.

(e)    The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(f)    The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contract or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Company Merger Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation, certificate of formation or bylaws of the Company or of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Mergers or any other transactions contemplated by this Agreement and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(g)    From and after the Company Merger Effective Time until the third (3rd) anniversary thereof, the organizational documents of the Surviving Company and its Subsidiaries shall contain provisions no less favorable with respect to any indemnification, advancement of expenses and exculpation rights of individuals who were, prior to the Company Merger Effective Time, directors, officers or employees of the Company, a Subsidiary of the Company or any of their predecessor entities, than are presently set forth in the organizational documents of the Company and its applicable Subsidiary, and the organizational documents of the Surviving Company and its Subsidiaries shall not contain any provisions contradictory to such rights.

6.12.    Other Actions by the Company.

(a)    Takeover Statutes. If any Takeover Statute is or may become applicable to the Mergers or the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b)    Section 16 Matters. Prior to the Company Merger Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company Common Shares, Partnership Common Units, Company Equity Awards, and any other equity securities (including derivative securities) pursuant to the Mergers and the other transactions contemplated by this Agreement by each individual who is a director or officer of the Company, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.13.    Transaction Litigation. Prior to the Company Merger Effective Time, the Company and Parent shall promptly notify the other Party of all notices and other communications received by the Company or its Subsidiaries or Parent, as applicable, from any Governmental Entity in connection with the Mergers or any other transaction contemplated by this Agreement or from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, its Subsidiaries or Parent. Prior to the Company Merger Effective Time, the Company shall promptly notify Parent of all civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings commenced or threatened against the Company or any of its Subsidiaries or the Company Board, or any committee thereof, in each case in connection with, arising from or otherwise relating to the Mergers or any other transaction contemplated by this Agreement (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and thereafter keep Parent reasonably informed with respect to the status thereof. The Company shall (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. For purposes of this Section 6.13, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith, but Parent will not be afforded any decision making power or other authority over such Transaction Litigation; provided that no settlement shall be offered or entered into or payment made without the consent of Parent (not to be unreasonably withheld, conditioned or delayed).

6.14.    Restrictions on Dividends; Pre-Closing Dividend. After the date of this Agreement and prior to the Company Merger Effective Time, upon consultation with Parent, the Company shall make distributions reasonably required for the Company to maintain its status as a REIT under the Code or to avoid (based on reasonable estimates agreed to in writing by the Company and Parent) the deemed liability for income or excise tax under Sections 857 or 4981 of the Code for taxable years of the Company ending prior to or deemed to end for these purposes at the Company Merger Effective Time. Notwithstanding the foregoing and anything in this Agreement to the contrary, no less than two (2) days prior to the Company Merger Effective Time, but not prior to the first business day following October 7, 2017, the Company shall declare and pay a cash dividend to the holders of record of Company Common Shares on or before such date, in an amount equal to $4.00 per share or such higher amount as may be necessary for the Company to distribute to its stockholders no less than (based on reasonable estimates agreed to in writing by the Company and Parent) the Company’s undistributed REIT taxable income and net capital gain earned or accrued by the Company for the portion of the taxable year that includes the Closing Date ending at the Company Merger Effective Time (the “Pre-Closing Dividend”); provided, however, that the Company shall not be required to pay the Pre-Closing Dividend until all of the conditions set forth in ARTICLE VII shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing). If the Pre-Closing Dividend exceeds $4.00 per share or if the Company declares any other distribution on the Company Common Shares on or prior to the Company Merger Effective Time, the Per Share Merger Consideration shall be decreased by an amount equal to (x) the amount by which the Pre-Closing Dividend exceeds $4.00 per share and (y) the per Company Common Share amount of any such other distribution. Parent shall cause Company to report with respect to those distributions paid in that portion prior to the Closing Date of the taxable year in which the Company Merger occurs, including the Pre-Closing Dividend, as a “capital gain dividend” (within the meaning of Section 857(b)(3) of the Code) to the maximum amount permitted to be designated as such under such Section.

6.15.     Taxes.

(a)    REIT Matters. The Company shall take all actions, and refrain from taking all actions, as are necessary to ensure that the Company (i) will qualify for taxation as a REIT for U.S. federal income tax purposes for its current taxable year and any other taxable year that includes the Closing Date, provided that, in the case of any taxable year that includes but does not end on the Closing Date, any action by the Company or failures to act relating to period or events that occur from and after the Company Merger Effective Time shall not be considered to result in a breach of this covenant or any representation or covenant of the Company in this Agreement with respect to such tax year, and (ii) will not become liable for U.S. federal income Tax under Section 857(b) or 4981 of the Code (based on reasonable estimates agreed to in writing by the Company and Parent). After the date of this Agreement and prior to the Company Merger Effective Time, the Company shall accommodate all reasonable requests of Parent with respect to maintenance of the Company’s REIT status for the Company’s 2016 taxable year (including with respect to the filing of the 2016 IRS Form 1120-REIT) and the continuation of such REIT status of the 2017 taxable year and, if applicable, any later taxable year of the Company that would include the Company Merger Effective Time, provided that, in the case of any taxable year that includes but does not end on the Closing Date, any action by the Company or failures to act relating to period or events that occur from and after the Company Merger Effective Time shall not be considered to result in a breach of this covenant or any representation or covenant of the Company in this Agreement with respect to such tax year, assuming that the Company has complied in full with its obligations under Section 6.14.

(b)    Mitigation of Taxes. Parent and the Company shall, upon written request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

(c)    Tax Returns. The Company shall prepare or cause to be prepared and timely file or cause to be timely filed (taking into account any applicable extensions of time) all Tax Returns for the Company and each Subsidiary of the Company required to be filed (taking into account any applicable extensions of time) for all taxable periods ending prior to the Closing Date, including timely filing of Tax Returns for the fiscal year ended December 31, 2016 (taking into account any applicable extensions of time). Parent shall cause to be timely filed all Tax Returns for the Company and each Subsidiary of the Company that are required to be filed for the taxable period that includes the Closing Date and any other Tax Returns for the Company and its Subsidiaries for which the due date for the filing of such returns (determined taking into account any applicable extensions of time) has not occurred prior to the Closing Date. Any such Tax Returns prepared by the Company shall be prepared in a manner consistent with the historic Tax accounting practices of the Company (except as may be required under applicable Tax Law). The Company shall pay all Taxes shown as due on such Tax Returns. The Company shall provide to Parent copies of such Tax Returns that are to be filed by the Company for all taxable periods ending prior to the Closing Date at least fifteen (15) calendar days prior to the due date of such Tax Returns (including applicable extensions) and the Company shall consider in good faith any and all reasonable comments of Parent with respect to such Tax Returns; provided that the incorporation of comments of Parent with respect to such Tax Returns shall not be considered to result in a breach of any representation or covenant of the Company in this Agreement with respect to such Tax Returns.

(d)    FIRPTA Certificate. On the Closing Date, prior to the Partnership Merger, the Partnership shall deliver to Parent a duly executed certificate of non-foreign status from each Person that constitutes and is treated as a partner (and is not a disregarded entity) for U.S. federal income tax and that has provided such a certificate to the Partnership. The receipt of such certificates by Parent shall not be a condition to the Partnership Merger, but if Parent has not received such certificate from or with respect to a partner, Parent shall be entitled to withhold any applicable U.S. tax on cash distributed to or on behalf of such Person (as determined by Parent in its sole discretion).

(e)    Cousins Tax Matters Agreement. Each of the Company and the Partnership acknowledge that it was a party to the Tax Matters Agreement. To the extent received by the Company, the Company shall deliver to Parent a copy of any statements prepared pursuant to or in accordance with Section 2.02(c) of the Tax Matters Agreement relating to the gain proposed to be recognized by Cousins with respect to each asset deemed contributed to the Company in the Cousins Section 351 Transfers (as defined in the Tax Matters Agreement), together with the resulting adjusted tax basis to the Company of each such asset, including any subsequent modifications to such statements.

6.16.    Syndication. Parent may, at or prior to the Closing, allocate a portion of its commitment to fund the cash portion of the aggregate Merger Consideration to one or more potential equity financing sources, provided that Parent will remain responsible for all of its obligations pursuant to this Agreement in accordance with the terms and conditions hereof (including, without limitation, the funding of the cash portion of the aggregate Merger Consideration), regardless of whether such obligations have been syndicated in accordance with the foregoing (the “Syndication”). In the event Parent determines to proceed with the Syndication, the Company shall use its commercially reasonable efforts to cooperate with Parent as necessary in connection with the arrangement of such Syndication as may be customary and reasonably requested by Parent, including by: (i) providing Parent’s potential equity financing sources in the Syndication (including investors in funds, vehicles or accounts that are managed, sponsored or advised by such potential equity financing sources) with access to information concerning the business, properties and personnel of the Company and its Subsidiary as may be customary and reasonably requested by Parent, subject in each case to customary confidentiality commitments from such potential equity financing sources in the Syndication; (ii) participating in, and assisting with, marketing efforts relating to such Syndication, including providing information within its control that is reasonably requested by Parent for assisting in the preparation of customary confidential information memoranda and other customary private offering documents and marketing materials; (iii) attending and participating in due diligence sessions and meetings with prospective investors, in each case, at such times as coordinated reasonably in advance thereof; (iv) delivery of financial information reasonably requested by Parent and customary or reasonably necessary for the completion of the Syndication, including in connection with the preparation of customary confidential information memoranda and other customary private offering or information documents to be used for such Syndication (which financial information, for the avoidance of doubt, may be included in any such confidential information memoranda, private placement memoranda, prospectuses, offering memoranda and other offering or information documents used for or distributed in connection with the Syndication); and (v) directing its independent auditors to reasonably cooperate with such Syndication consistent with their customary practice. Parent shall promptly reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs incurred by the Company, its Subsidiaries or their respective Representatives in connection with such cooperation. Notwithstanding anything to the contrary in this Section 6.16 or any other provision of this Agreement, (A) no action shall be required of the Company or its Subsidiaries if any such action shall (i) unreasonably disrupt or interfere with the business or ongoing operations of the Company and its Subsidiaries; or (ii) cause any representation or warranty or covenant contained in this Agreement to be breached unless such breach is waived by Parent, (B) prior to the Closing, none of the Company, the Partnership and any of the Company’s Subsidiaries shall have any responsibility for, or incur any liability to any Person under or in connection with, the transactions contemplated by the Syndication, (C) none of the Company, the Partnership or any of the Company’s Subsidiaries shall be required to take any action (I) under, or in connection with the transactions contemplated by, any agreement, certificate, document or instrument relating to the Syndication that is not contingent upon the Closing Date (including the entry into any agreement that is effective before the Closing Date), (II) that would reasonably be expected to cause any trustee, director, officer or employee of the Company, the Partnership or any of the Company’s Subsidiaries to incur any personal liability relating to the Syndication, (III) that will conflict with or violate its organizational documents or any applicable Laws, or (IV) that would cause any condition to the Closing to fail to be satisfied or otherwise cause any material breach of this Agreement (unless such breach is waived by Parent), (C) the Company Board, the Partnership and any of the Company’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Syndication is obtained, (D) none of the Company, Partnership and any of the Company’s Subsidiaries shall be required to execute any definitive certificates, legal opinions or documents in connection with the Syndication that are effective prior to the Closing, and (E) none of the Company, Partnership and any of the Company’s Subsidiaries shall be required to take any corporate actions that are effective prior to the Closing to permit the consummation of the Syndication.

6.17.    Pre-Closing Restructuring.

(a)    The Company shall, and shall cause its Subsidiaries to, take all actions necessary to, complete the restructuring transactions set forth in Exhibit C hereto (the “Pre-Closing Restructuring”) immediately prior to the Closing, provided, however, that the consummation of any such Pre-Closing Restructuring transactions shall be contingent upon the receipt by the Company of a written notice from Parent confirming that all of the conditions set forth in Sections 7.1 and 7.2 (other than Section 7.2(d) and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied (or, at the option of Parent, waived) and that Parent is prepared to proceed with the Closing immediately following the consummation of the Pre-Closing Restructuring. None of the representations, warranties or covenants of the Company or any of its Subsidiaries shall be deemed to apply to, or deemed breached or violated by, any of the Pre-Closing Restructuring transactions contemplated by this Section 6.17. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in performing their obligations under this Section 6.17, and indemnify the Company for any and all losses incurred by the Company or any of its Subsidiaries arising therefrom (except to the extent any such losses arise from the willful misconduct, gross negligence or bad faith of the Company).

(b)    In the event that Parent provides notice to the Company pursuant to Exhibit C that Parent desires to modify the Pre-Closing Restructuring and Parent and the Company agree on a modified Pre-Closing Restructuring (a “Modified Pre-Closing Restructuring”), then the Parties hereby agree that, in addition to the conditions set forth in paragraph (a) above, (i) the Modified Pre-Closing Restructuring shall be implemented as close as possible to the Company Merger Effective Time (without jeopardizing the purpose of the Modified Pre-Closing Restructuring, but, in any event, after Parent and Merger Sub shall have waived or confirmed that all conditions to the consummation of the Company Merger have been satisfied or waived (other than Section 7.2(d) and other than those conditions that by their nature are to be satisfied at the Closing), (ii) neither Company nor any Company Subsidiary shall be required to take any action in contravention of any Laws or any Organizational Documents or any other contract or agreement to which the Company, the Company Subsidiaries or any of their respective assets are bound, (iii) the Modified Pre-Closing Restructuring (or the inability to complete the Modified Pre-Closing Restructuring) shall not affect or modify in any respect the obligations of Parent or Merger Sub under this Agreement, (iv) neither Company nor any Company Subsidiary shall be required to take any such action that would reasonably be expected to adversely affect the classification of Company as a REIT, and (v) neither the Company nor any Company Subsidiary shall be required to take any such action that would reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to, any stockholder or other equity interest holder of Company or the Partnership, or other adverse consequences to the stockholders or equity holders of Company as a whole, incrementally greater than the Taxes or other adverse consequences to such Person in connection with the consummation of this Agreement in the absence of such action taken pursuant to this Section 6.17(b), unless such holders are indemnified by Parent for such incremental Taxes. Without limiting the foregoing, none of the representations, warranties or covenants of Company or any of its Affiliates shall be deemed to apply to, or deemed breached or violated by, the Modified Pre-Closing Restructuring.

ARTICLE VII

Conditions

7.1.    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Mergers and to effect the other transactions contemplated by this Agreement on the Closing Date is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Company Merger Effective Time of each of the following conditions:

(a)    Stockholder Approval. The Company shall have obtained the Requisite Company Vote.

(b)    Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Mergers or the other transactions contemplated by this Agreement (collectively, an “Order”).

7.2.    Conditions to Obligations of Parent, Merger Sub and Merger Partnership. The obligations of Parent, Merger Sub and Merger Partnership to effect the Mergers and to effect the other transactions contemplated by this Agreement on the Closing Date are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent at or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. (i) Except for the representations and warranties referred to in clauses (ii), (iii) and (iv) below, each of the representations and warranties of the Company and the Partnership contained in this Agreement shall be true and correct (determined without regard to any qualification by any of the terms “material” or “Company Material Adverse Effect” therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be so true and correct at and as of such date), except where the failure of such representations and warranties to be true and correct does not have, or is not reasonably likely to have a Company Material Adverse Effect, (ii) the representations and warranties of the Company and the Partnership contained in Section 5.1(h) (Absence of Changes) shall be true and correct as of the Closing Date as though made on and as of the Closing Date, (iii) each of the representations and warranties of the Company and the Partnership contained in clauses (i)(A) and (iii) of Section 5.1(d) (Capital Structure) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be so true and correct at and as of such date) except for de minimis inaccuracies, (iv) each of the representations and warranties of the Company and the Partnership contained in the first sentence of Section 5.1(a) (Organization, Good Standing and Qualification), clause (i)(B) of Section 5.1(d) (Capital Structure), Section 5.1(e) (Corporate Authority; Approval and Fairness), Section 5.1(p) (Takeover Statutes) and clauses (A) and (B) of Section 5.1(r)(ii) (Tax Matters) as such clause relates to REIT qualification shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be so true and correct at and as of such date), and (v) Parent shall have received at the Closing a certificate signed on behalf of the Company and the Partnership by an executive officer of the Company and the Partnership, respectively, to the effect that the condition set forth in this Section 7.2(a) has been satisfied.

(b)    Performance of Obligations of the Company and the Partnership. Each of the Company and the Partnership shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company and the Partnership by an executive officer of the Company and the Partnership, respectively, to such effect.

(c)    REIT Opinion. Parent shall have received a tax opinion of Hogan Lovells US LLP, tax counsel to the Company, or such other law firm as may be reasonably approved by Parent, dated as of the Closing Date in substantially the form of Exhibit D attached hereto (the “REIT Opinion”), which opinion concludes (subject to customary assumptions, qualifications and representations, including representations made by the Company and its Subsidiaries on an Officer’s Certificate in substantially the form of Exhibit E attached hereto (with such modifications thereto as are appropriate to reflect changes in facts or circumstances from the date of this Agreement to the date of such Officer’s Certificate provided such modifications are acceptable to Parent prior to Closing (provided Parent’s consent shall not be unreasonably withheld)) (the “Officers’ Certificate”)) that, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, for all taxable periods commencing with the Company’s taxable year ended December 31, 2016 through and including the portion of its taxable year that includes the Company Merger Effective Time (assuming continued compliance by the Company for the balance of such year with the requirements to qualify as a REIT for such year).

(d)    Pre-Closing Restructuring. The Pre-Closing Restructuring (or the Modified Pre-Closing Restructuring) transactions shall have been completed in accordance with Section 6.17.

7.3.    Conditions to Obligation of the Company and the Partnership. The obligations of the Company and the Partnership to effect the Mergers and to effect the other transactions contemplated by this Agreement on the Closing Date are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company at or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub and Merger Partnership set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent, Merger Sub and Merger Partnership by an executive officer of Parent, Merger Sub and Merger Partnership, respectively, to the effect that the condition set forth in this Section 7.3(a) has been satisfied.

(b)    Performance of Obligations of Parent, Merger Sub and Merger Partnership. Each of Parent, Merger Sub and Merger Partnership shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent, Merger Sub and Merger Partnership by an executive officer of Parent, Merger Sub and Merger Partnership, respectively, to such effect.

ARTICLE VIII

Termination

8.1.    Termination by Mutual Consent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Company Merger Effective Time, whether before or after the Requisite Company Vote is obtained by mutual written consent of the Company and Parent.

8.2.    Termination by Either Parent or the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Company Merger Effective Time either by Parent or the Company by written notice to the other Party if:

(a)    the Mergers shall not have been consummated by December 31, 2017, whether such date is before or after the Requisite Company Vote is obtained; provided, however, that if the Company has not held the Stockholders Meeting by such time, the Termination Date may be extended by Parent to a date not beyond March 29, 2018 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have materially contributed to or resulted in the occurrence of the failure of a condition to the consummation of the Mergers;

(b)    the Requisite Company Vote shall not have been obtained at the Stockholders Meeting or at any adjournment or postponement of the Stockholders Meeting taken in accordance with this Agreement; or

(c)    regardless of whether the Requisite Company Vote has been obtained, any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have materially contributed to or resulted in such Order that permanently restrains, enjoins or otherwise prohibits the consummation of the Mergers.

8.3.    Termination by the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Company Merger Effective Time by the Company by written notice of the Company to Parent:

(a)    As long as the Requisite Company Vote has not been obtained, if (i) the Company is not in material breach of any of the terms of this Agreement, (ii) the Company Board authorizes the Company, subject to complying with the terms of Section 6.2 of this Agreement, to enter into, and concurrently with the termination hereunder, the Company enters into, a definitive Alternative Acquisition Agreement with respect to a Superior Proposal, and (iii) the Company, concurrently with the occurrence of such termination, pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5; or

(b)    if (i) there has been a breach, violation or failure to perform of any representation, warranty, covenant or agreement made by Parent, Merger Sub or Merger Partnership in this Agreement, or any such representation and warranty shall have become untrue or incorrect after the date of this Agreement, such that the condition set forth in Section 7.3(a) or 7.3(b) would not be satisfied and such breach or failure to be true and correct is not curable or, if curable, is not cured within the earlier of (x) sixty (60) days after written notice thereof is given by the Company to Parent and (y) the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.3(b) shall not be available to the Company if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have materially contributed to or resulted in the occurrence of the failure of a condition to the consummation of the Mergers.

8.4.    Termination by Parent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Company Merger Effective Time by Parent by written notice to the Company if:

(a)    the Company Board shall have made a Change of Recommendation;

(b)    there has been a breach, violation or failure to perform of any representation, warranty, covenant or agreement made by the Company or the Partnership in this Agreement, or any such representation and warranty shall have become untrue or incorrect after the date of this Agreement, such that the condition set forth in Section 7.2(a) or 7.2(b) would not be satisfied and such breach or failure to be true and correct is not curable or, if curable, is not cured within the earlier of (x) sixty (60) days after written notice thereof is given by the Company to Parent and (y) the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.4(b) shall not be available to Parent if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have materially contributed to or resulted in the occurrence of the failure of a condition to the consummation of the Mergers.

8.5.    Effect of Termination and Abandonment. (a) Except as provided in paragraph (b) below, in the event of termination of this Agreement and the abandonment of the Mergers pursuant to this ARTICLE VIII, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall become void and of no effect with no liability to any Person on the part of any Party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any Party hereto of any liability or damages to any other Party hereto resulting from any fraud or any willful and material breach of this Agreement, in which case the aggrieved party hereto shall be entitled to all rights and remedies available at law or in equity, and (ii) the provisions set forth in this Section 8.5 and the second sentence of Section 9.1 shall survive the termination of this Agreement. For purposes of this Section 8.5, a “willful and material breach” means a material breach that is a consequence of an act knowingly undertaken by the breaching Party with the intent of causing a breach of this Agreement (it being understood that the failure of the Company and the Partnership, on the one hand, and Parent, Merger Sub and Merger Partnership, on the other hand, to consummate the Mergers when required under the terms of this Agreement will constitute a willful and material breach).

(b)    In the event that this Agreement is terminated:

(i)    by either the Company or Parent pursuant to Section 8.2(a) and, at the time of such termination, the Company shall have failed to hold the Stockholders Meeting as required by Section 6.4, under circumstances in which the Termination Fee is not then payable, then promptly, but in no event later than three (3) business days, after the date of such termination, the Company shall pay to Parent a cash amount equal to the documented out-of-pocket expenses, including those of the Paying Agent, incurred by Parent, Merger Sub or Merger Partnership in connection with this Agreement (plus any Tax that may be imposed on Parent in respect thereof) and the transactions contemplated by this Agreement up to a maximum amount of $10,000,000 (the “Expense Fee”);

(ii)    by either the Company or Parent pursuant to Section 8.2(a) (and, at the time of such termination pursuant to Section 8.2(a), the condition set forth in Section 7.1(a) shall not have been met) or Section 8.2(b) or by Parent pursuant to Section 8.4(b) (provided in each case that, at the time of such termination, the Company Board shall not have made and not withdrawn a Change of Recommendation) and

(A)    a bona fide Acquisition Proposal (x) shall have been made to the Company or any of its Subsidiaries or any of its stockholders, (y) shall have been publicly announced and (z) shall not have been publicly withdrawn prior to the date of the event giving rise to the applicable right of termination, and

(B)    within twelve (12) months of such termination, (x) the Company or any of its Subsidiaries shall have entered into a definitive agreement for an Acquisition Proposal or (y) the Company or any of its Subsidiaries shall have consummated transaction of the type set forth in the definition of “Acquisition Proposal” and, in each case, such Acquisition Proposal would qualify as an Acquisition Proposal if all references to “20% or more” were replaced with “50% or more”, then promptly after the consummation of such Acquisition Proposal, but in no event later than three (3) business days after such consummation, the Company shall pay to Parent an amount equal to the excess of (x) a termination fee of $26,400,000 (the “Termination Fee”) over (y) any Expense Fee previously paid;

(iii)    by the Company pursuant to Section 8.3(a), then immediately prior to such termination, the Company shall pay to Parent the Termination Fee; or

(iv)    by Parent pursuant to Section 8.4(a) and, at the time of such termination, the condition set forth in Section 7.1(a) shall not have been met, then promptly, but in no event later than three (3) business days, after the date of such termination, the Company shall pay to Parent the Termination Fee.

Any payments made to Parent pursuant to this Section 8.5(b) shall be made by wire transfer of immediately available funds to an account designated by Parent. In no event shall the Company be required to pay both the Termination Fee, on the one hand, and the Expense Fee, on the other hand or be required to pay any of the Termination Fee or the Expense Fee on more than one occasion.

(c)    The Company acknowledges that the agreements contained in Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent, Merger Sub and Merger Partnership would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b), and, in order to obtain such payment, Parent, Merger Sub or Merger Partnership commences a suit that results in a judgment against the Company for the fee set forth in Section 8.5(b) or any portion of such fee, the Company shall pay to Parent, Merger Sub or Merger Partnership its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the U.S. prime rate as shown on the Bloomberg screen BTMM or PRIME INDEX HP, whichever is higher, in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, except in the case of fraud or willful and material breach of this Agreement by the Company, in the event that the Termination Fee or the Expense Fee, as the case may be, is payable and actually paid to Parent in accordance with this Section 8.5, the payment of such Termination Fee or Expense Fee and the amounts described in the first sentence of this Section 8.5(c) shall be the sole and exclusive remedy of Parent, Merger Sub, Merger Partnership and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any covenant, representation and warranty or other agreement in relation to this Agreement and the transactions contemplated hereby or the failure of the Mergers or the other transactions contemplated by this Agreement to be consummated, and upon payment of such amount, none of the Company, its Subsidiaries or any of their respective former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Mergers or the other transactions contemplated by this Agreement.

ARTICLE IX

Miscellaneous and General

9.1.    Survival. This ARTICLE IX and the agreements of the Company, the Partnership, Parent, Merger Sub and Merger Partnership contained in ARTICLE IV and Sections 6.9 (Employee Benefits), 6.10 (Expenses) and 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Mergers. This ARTICLE IX and the agreements of the Company, the Partnership, Parent, Merger Sub and Merger Partnership contained in Section 6.10 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Mergers or the termination of this Agreement.

9.2.    Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Company Merger Effective Time, the Parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized representatives of the respective Parties.

9.3.    Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Mergers are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Laws. The failure of any Party to assert any of its rights hereunder or under applicable Law shall not constitute a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise by any Party of any of its rights hereunder precludes any other or further exercise of such rights or any other rights hereunder or under applicable Law.

9.4.    Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

9.5.    GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a)    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF MARYLAND WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION, except that (i) the provisions of the DLLCA and the MGCL applicable to the authorization, effectiveness and effects of the Company Merger and the provisions of the DRULPA applicable to the authorization, effectiveness and effects of the Partnership Merger will apply to the Company Merger and the Partnership Merger and (ii) the applicable Law of the State of Delaware shall apply to the discharge of the fiduciary duties of the Partnership GP in connection with this Agreement. The Parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Maryland or, if such courts shall lack subject matter jurisdiction, the federal courts of the United States of America located in the State of Maryland, solely in respect of the interpretation and enforcement of the provisions of (and any claim or cause of action arising under or relating to) this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING THE THIRD PARTY FINANCING). EACH PARTY HEREBY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.5.

(c)    The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement, including the Parties’ obligations to consummate the Mergers and the obligation of Parent, Merger Sub or Merger Partnership to pay, and the right of the holders of Company Common Shares and Partnership Common Units to receive, the Merger Consideration) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof.

(d)    Each Party acknowledges and agrees that the rights to an injunction, specific performance or other equitable remedy contemplated herein are an integral part of the transactions contemplated by this Agreement and without such right, none of the Parties would have entered into this Agreement. The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any party under this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties further agree that (i) by seeking the remedies provided for in this Section 9.5, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.5 shall require any Party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.5 prior or as a condition to exercising any termination right under ARTICLE VIII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 9.5 or anything set forth in this Section 9.5 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of ARTICLE VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

9.6.    Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by e-mail (with confirmation of receipt) or overnight courier:

If to Parent, Merger Sub or Merger Partnership:

Real Estate Houston US Trust

Real Estate Houston US LLC

Real Estate Houston US LP

c/o Canada Pension Plan Investment Board,

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada.

Attention: Hilary Spann

Email: hspann@cppib.com

with a copy (which shall not constitute notice) to

Sullivan & Cromwell LLP,

125 Broad Street, New York, NY 10004

Attention: Melissa Sawyer

Email: sawyerm@sullcrom.com

If to the Company:

Parkway, Inc.,

800 N. Magnolia Avenue, Suite 1625, Orlando, FL 32803

Attention:	Noni Holmes-Kidd
nholmes-kidd@pky.com

Scott Francis
SFrancis@pky.com

with a copy (which shall not constitute notice) to

Hogan Lovells US LLP

555 Thirteenth Street, NW, Washington, D.C. 20004
Attention:	Matt ThomsonE-mail:

matt.thomson@hoganlovells.com

Bruce Gilchrist

E-mail: bruce.gilchrist@hoganlovells.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by e-mail; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7.    Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Voting and Support Agreement and the Confidentiality Agreement, dated June 1, 2017, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof. No party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein.

9.8.    No Third Party Beneficiaries. Except as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) only, Parent, Merger Sub and Merger Partnership, on the one hand, and the Company and the Partnership, on the other hand, hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein. The Parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Company Merger Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9.    Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Company Merger Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

9.10.    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Mergers shall be paid by Parent, Merger Sub and Merger Partnership when due, and Parent, Merger Sub and Merger Partnership will indemnify the Company against liability for any such Taxes.

9.11.    Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12.    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) the Parties hereto shall negotiate, in good faith, a suitable and equitable provision that shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.13.    Interpretation; Construction. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(a)    The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)    The rule known as the ejusdem generis rule shall not apply, and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

(d)    Each Party to this Agreement has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.14.    Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect subsidiary to be a constituent company in the Mergers in lieu of Merger Sub and Merger Partnership, in which event all references herein to Merger Sub and Merger Partnership, respectively, shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub and Merger Partnership, respectively, as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement. Nothing in this Agreement shall prohibit Parent from transferring all or part of its ownership interests in Merger Sub or Merger Partnership to any controlled Affiliate of Parent. Any purported assignment in violation of this Agreement is void.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

Parkway, Inc.

By:	/s/ M. Jayson Lipsey
	Name:	M. Jayson Lipsey
	Title:	Executive Vice President and Chief Operating Officer

By:	/s/ A. Noni Holmes-Kidd
	Name:	A. Noni Holmes-Kidd
	Title:	Vice President and General Counsel

Parkway Properties LP

By:	/s/ M. Jayson Lipsey
	Name:	M. Jayson Lipsey
	Title:	Executive Vice President and Chief Operating Officer

By:	/s/ A. Noni Holmes-Kidd
	Name:	A. Noni Holmes-Kidd
	Title:	Vice President and General Counsel

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

REAL ESTATE HOUSTON US TRUST
CPPIB G&A INC., in its capacity
as Managing Trustee

By:	/s/ Peter Ballon
	Name:	Peter Ballon
	Title:	Authorized Signatory

By:	/s/ Graeme Eadie
	Name:	Graeme Eadie
	Title:	Authorized Signatory

REAL ESTATE HOUSTON US LLC
Real Estate Houston US Trust, in its
capacity as Managing Member
CPPIB G&A INC., in its capacity as Managing Trustee

By:	/s/ Peter Ballon
	Name:	Peter Ballon
	Title:	Authorized Signatory

By:	/s/ Graeme Eadie
	Name:	Graeme Eadie
	Title:	Authorized Signatory

REAL ESTATE HOUSTON US LP Real Estate Houston US Trust, in its capacity as General Partner
CPPIB G&A INC., in its capacity as Managing Trustee

By:	/s/ Peter Ballon
	Name:	Peter Ballon
	Title:	Authorized Signatory

By:	/s/ Graeme Eadie
	Name:	Graeme Eadie
	Title:	Authorized Signatory

[Signature Page for Merger Agreement]

ANNEX A

DEFINED TERMS

Terms	Section
Acceptable Confidentiality Agreement	6.2(b)
Acquisition Proposal	6.2(d)
Affiliate	5.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(a)
Amended Partnership Agreement	2.2
Applicable Date	5.1(g)
Bankruptcy and Equity Exception	5.1(e)
Benefit Plan	5.1(l)
Book Entry Shares	4.4(b)
Burdensome Condition	6.5(d)
business day	1.2
Bylaws	2.1
Cash-Out Limited Partner	Recitals
Certificate	4.4(b)
Change of Recommendation	6.2(e)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	5.1(l)
Common Stock Ownership Limit	5.1(c)
Company	Preamble
Company Approvals	5.1(f)
Company Audit Committee	5.1(g)
Company Board	Recitals
Company Charter	5.1(c)
Company Common Share	4.1(a)
Company Common Share Merger Consideration	4.1(a)
Company Disclosure Letter	5.1
Company Equity Awards	4.9(f)
Company Intellectual Property	5.1(t)
Company Leases	5.1(o)
Company Limited Voting Share	4.1(c)
Company Material Adverse Effect	5.1(a)
Company Merger	Recitals
Company Merger Effective Time	1.3(a)
Company Option	4.9(a)
Company Option Payment	4.9(a)
Company-Owned Intellectual Property	5.1(t)
Company PSU	4.9(c)

Terms	Section
Company PSU Payment	4.9(c)
Company Recommendation	5.1(e)
Company Reports	5.1(g)
Company RSU	4.9(b)
Company RSU Payment	4.9(b)
Company Tax Protection Agreements	5.1(r)
Company Title Insurance Policy	5.1(o)
Company’s Knowledge	5.1(j)
Confidentiality Agreement	6.2(b)
Construction Projects	5.1(o)
Continuing Employees	6.9
Contract	5.1(f)
control	5.1(a)
Contract Property	5.1(o)
Costs	6.11
Cousins	5.1(r)
CPPIB	Recitals
D&O Insurance	6.11(c)
Delaware Certificate of Merger	1.3(a)
Determination Notice	6.2(f)
DLLCA	Recitals
DRULPA	Recitals
DSOS	1.3(a)
Excepted Holder Limit	5.1(c)
Election Date	4.3(b)(i)
Encumbered Properties	5.1(k)(ii)
Encumbrance	5.1(o)
Environmental Law	5.1(q)
Equity Award Payments	4.9(d)
Equity Commitment Letter	5.2(e)(ii)
ERISA Affiliate	5.1(l)
ERISA Plans	5.1(l)
ESPP	4.9(e)
Excepted Holder Limit	5.1(c)
Exchange Fund	4.4(a)
Excluded Share	4.1(b)
Existing Indebtedness	5.1(k)
Existing Loan Documents	5.1(k)(i)
Final Offering	4.9(e)
FIRPTA Certificate	6.1(d)
Form of Election	4.3(b)(i)
GAAP	5.1(d)
Government Contract	5.1(n)(iv)(B)
Governmental Entity	5.1(f)(i)
Hazardous Substance	5.1(q)
HSR Act	5.1(f)(iii)

Terms	Section
Indemnified Parties	6.11
Insurance Policies	5.1(u)
Intellectual Property	5.1(t)
Intervening Event	6.2(f)
IRS	5.1(l)
Laws	5.1(m)
Leased Real Property	5.1(o)(iii)
Licenses	5.1(m)
Lien	5.1(d)(i)
Maryland Articles of Merger	1.3(a)
Material Contract	5.1(n)(i)
Material Permits	5.1(o)(xiii)
Merger Consideration	4.3(a)
Merger Partnership	Preamble
Merger Sub	Preamble
Mergers	Recitals
MGCL	Recitals
Minority Limited Partners	Recitals
Modified Pre-Closing Restructuring	6.17(b)
New Partnership Preferred Unit	1.4
New Plan	6.9(b)
Notice Period	6.2(f)(ii)
NYSE	5.1(a)(H)
Officers’ Certificate	7.2(c)
Operating Partnership	4.2
Operating Partnership LP Agreement	5.1(e)(iii)
Operating Partnership Approval	5.1(e)
Order	7.1(b)
Owned Real Property	5.1(o)(i)
Parent	Preamble
Parties	Preamble
Partnership	Preamble
Partnership Agreement	2.2
Partnership Approval	5.1(e)(iii)
Partnership Certificate of Merger	1.3(b)
Partnership Common Units	Recitals
Partnership GP	Recitals
Partnership Merger	Recitals
Partnership Merger Consideration	4.3(a)
Partnership Merger Effective Time	1.3(b)
Partnership Series A Preferred Units	Recitals
Party	Preamble
Paying Agent	4.4(a)
Payroll Company	4.9(d)
Per Partnership Unit Merger Consideration	4.3(a)
Per Share Merger Consideration	4.1(a)

Terms	Section
Per Share Redemption Amount	4.2
Permitted Liens	5.1(d)(i)
Person	4.5(d)
Pre-Closing Restructuring	6.17
Preferred Stock Ownership Limit	5.1(c)
Proxy Statement	6.3(a)
Qualified REIT Subsidiary	5.1(r)(ii)
Real Estate Lease Contract	5.1(o)(iv)
Real Estate Purchase Contract	5.1(o)(iv)
REIT	5.1(r)(ii)
REIT Opinion	7.2(c)
Rent Rolls	5.1(o)(viii)
Representatives	6.2(a)
Requisite Company Vote	5.1(e)(i)
Roll-Over Limited Partner	Recitals
Sarbanes-Oxley Act	5.1(g)(i)
SDAT	1.3(a)
Securities Act	4.3(a)
Series A Company Preferred Share	4.2
Stock Plan	5.1(d)(i)
Stockholders Meeting	6.4
Subsidiary	5.1(a)
Subsidiary Partnership	5.1(r)(viii)
Superior Proposal	6.2(d)
Surviving Company	1.1(a)
Surviving Partnership	1.1(b)
Syndication	6.16
Takeover Statute	5.1(p)
Tax	5.1(r)
Tax Matters Agreement	5.1(r)
Tax Return	5.1(r)
Taxable REIT Subsidiary	5.1(r)(ii)
Termination Date	8.2(a)
Termination Fee	8.5(b)
Third Party Consent	6.5(a)
TPG	Recitals
Trade Secrets	5.1(t)
Transaction Litigation	6.13
Unit Election	4.3(b)
Voting and Support Agreement	Recitals
WARN Act	5.1(s)(i)